United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February, 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Financial Statements

December 31, 2011

IFRS

Filed at CVM, SEC and HKEx on

February 15, 2012

Vale S.A.

Consolidated Financial Statements Index

Page

Report of Independent Registered Public Accounting Firm	6

Consolidated and Parent Company Balance Sheet as of December 31, 2011, 2010	8

Consolidated Statement of Income for the three-months period ended December 31, 2011, September 30, 2011 and December 31, 2010, and for the years ended December 31, 2011 and 2010	10

Parent Company Statement of Income for the years ended December 31, 2011 and 2010	11

Consolidated Statement of Comprehensive Income for the three-months period ended December 31, 2011, September 30, 2011 and December 31, 2010, and Consolidated and Parent Company Statement of Comprehensive Income for the years ended December 31, 2011 and 2010	12

Statement of Changes in Stockholders’ Equity for the years ended December 31, 2011 and 2010	13

Consolidated Statement of Cash Flow for the three-months period ended December 31, 2011, September 30, 2011 and December 31, 2010, and for the years ended December 31, 2011 and2010	14

Parent Company Statement of Cash Flow for the years ended December 31, 2011 and 2010	15

Consolidated Statement of Added Value for the three-months period ended December 31, 2011, September 30, 2011 and December 31, 2010, and for the years ended December 31, 2011 and 2010	16

Parent Company Statement of Added Value for the years ended December 31, 2011 and 2010	17

Notes to the Consolidated Financial Statements	18

Additional Information (unaudited)	93

Vale S.A.

3.	Critical Accounting Estimates and Assumptions	26

4.	Accounting Pronouncements	28

5.	Risk Management	29

5.a)	Risk management policy	29

5.b)	Liquidity risk management	29

5.c)	Credit risk management	29

5.d)	Market risk management	30

5.e)	Operational risk management	31

5.f)	Capital management	32

5.g)	Insurance	32

6.	Acquisitions and Disposals	32

7.	Cash and Cash Equivalents	33

8.	Short-term Investments	33

9.	Accounts Receivables	34

10.	Inventories	34

11.	Recoverable Tax	35

12.	Investments	35

13.	Intangible	38

14.	Property, Plant and Equipment	40

15.	Impairment of Non-Financial Asset	41

16.	Loans and Financing	41

17.	Provision	44

18	Asset retirement obligations	46

19.	Deferred Income Tax and Social Contribution	46

20.	Employee Benefits Obligations	49

20.a)	Retirement benefit obligations	49

20.b)	Participation on the results plan	57

20.c)	Long term compensation plan	57

21.	Classification of Financial Instruments	58

22.	Fair Value Estimation	60

23.	Stockholders’ Equity	63

23.a)	Capital	63

23.b)	Revenue Reserves	63

23.c)	Resources linked to future mandatory conversion into shares	64

23.d)	Treasury stocks	64

23.e)	Basic and diluted earnings per share	65

23.f)	Remuneration of stockholders	66

24.	Derivatives	66

25.	Information by Business Segment and Consolidated Revenues by Geographic Area	80

26.	Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Net Operational Expenses (incomes)	83

27.	Financial Results	84

28.	Commitments	84

29.	Related Parties	87

31.	Commitments	89

	Related Parties	89

(A free translation of the original in Portuguese)

Independent auditor’s report

To the Board of Directors and Stockholders

Vale S.A.

We have audited the accompanying parent company financial statements of  Vale S.A. (the“Company”), which comprise the balance sheet as at December 31, 2011 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Vale S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of the significant accounting policies and other explanatory information.

Management’s responsibility for

the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as the evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company

financial statements

In our opinion, the parent company financial statements, present fairly, in all material respects, the financial position of Vale S.A. as at December 31, 2011, and its financial performance and its cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated

financial statements

In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of Vale S.A. and its subsidiaries as at December 31, 2011, and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and accounting practices adopted in Brazil.

Emphasis of matter

As described in Note 2, the parent company financial statements have been prepared in accordance with the accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS, applicable to separate financial statements, only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities, based on the equity method of accounting, while IFRS requires measurement based on cost or fair value. Our opinion is not qualified due to this matter.

Other matters statements of

value added

We have also audited the parent company and consolidated statements of value added, for the year ended December 31, 2011, the presentation of which is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for IFRS. These statements were subject to the same audit procedures previously described and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro,February 15, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

Marcos Donizete Panassol

Contador CRC 1SP55975/O-8 “S” RJ

Balance Sheet

In millions of Reais

		Consolidated		Parent Company
	Notes	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	7	7,458	13,469	575	4,823
Short-term investments	8	115	2,987	—	—
Derivatives at fair value	24	1,122	87	574	37
Accounts receivable	9	16,236	13,962	15,809	18,378
Related parties	29	69	90	2,561	1,123
Inventories	10	10,351	7,592	3,183	2,317
Recoverable taxes	11	4,317	2,796	2,317	1,961
Advances to suppliers		733	318	382	273
Others		1,694	1,091	183	179
		42,095	42,392	25,584	29,091

Non-current Assets held for sale		—	11,876	—	—
		42,095	54,268	25,584	29,091
Non-current assets

Related parties	29	904	8	446	1,936
Loans and financing agreements to receive		399	274	158	164
Prepaid expenses		506	254	17	—
Judicial deposits	17	2,920	3,062	2,091	2,312
Deferred income tax and social contribution	19	3,692	2,440	2,109	1,789
Recoverable taxes	11	1,233	612	201	125
Derivatives at fair value	24	112	502	96	284
Reinvestment tax incentive		429	239	429	239
Others		718	697	372	283
		10,913	8,088	5,919	7,132

Investments	12	10,917	3,945	113,150	92,111
Intangible assets	13	19,752	18,274	13,974	13,563
Property, plant and equipment, net	14	158,105	130,087	55,503	44,463
		199,687	160,394	188,546	157,269

Total assets		241,782	214,662	214,130	186,360

(A free translation from the original in Portuguese)

Balance Sheet

In millions of Reais, except number of shares

(Continued)

		Consolidated		Parent Company
	Notes	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Liabilities and stockholders’ equity
Current liabilities
Suppliers and contractors		9,157	5,804	3,504	2,863
Payroll and related charges		2,527	1,966	1,582	1,270
Derivatives at fair value	24	138	92	117	—
Current portion of long-term debt	16	3,212	4,866	892	616
Short-term debt	16	660	1,144	—	—
Related parties	29	32	24	4,959	5,326
Taxes payable and royalties		989	455	330	204
Provision for income taxes		1,048	1,310	—	414
Employee post retirement benefits obligations	20	316	311	141	176
Provision for asset retirement obligations	18	136	128	21	44
Dividends and interest on capital		2,207	8,104	2,207	8,104
Others		1,803	1,840	400	705
		22,225	26,044	14,153	19,722

Liabilities directly associated with assets held for sale		—	5,340	—	—
		22,225	31,384	14,153	19,722
Non-current liabilities
Derivatives at fair value	24	1,239	103	953	—
Long-term debt	16	42,753	37,779	18,596	15,908
Related parties	29	230	3	28,654	27,597
Employee post retirement benefits obligations	20	2,846	3,224	406	504
Provisions for contingencies	17	3,438	3,712	1,928	2,108
Deferred income tax and social contribution	19	10,773	12,947	—	3,574
Asset retirement obligations	18	3,468	2,463	1,095	761
Stockholders’ Debentures	22	2,496	2,140	2,496	2,140
Redeemable noncontrolling interest		943	1,186	—	—
Others		4,680	3,395	2,373	1,929
		72,866	66,952	56,501	54,521
Stockholders’ equity	23
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2010 - 2,108,579,618) issued		29,475	19,650	29,475	19,650
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2010 - 3,256,724,482) issued		45,525	30,350	45,525	30,350
Mandatorily convertible votes - common shares		360	445	360	445
Mandatorily convertible votes - preferred shares		796	996	796	996
Treasury stock - 181,099,814 (2010 - 99,649,571) preferred and 86,911,207 (2010 - 47,375,394) common shares		(9,917)	(4,826)	(9,917)	(4,826)
Results from operations with noncontrolling stockholders		(71)	685	(71)	685
Results in the translation/issuance of shares		—	1,867	—	1,867
Valuation adjustment		220	(25)	220	(25)
Cumulative translation adjustments		(1,017)	(9,512)	(1,017)	(9,512)
Retained earnings		78,105	72,487	78,105	72,487
Total company stockholders’ equity		143,476	112,117	143,476	112,117
Noncontrolling interests		3,215	4,209	—	—
Total stockholders’ equity		146,691	116,326	143,476	112,117
Total liabilities and stockholders’ equity		241,782	214,662	214,130	186,360

The accompanying notes are an integral part of these financial statements.

Statement of Income Consolidated

In millions of Reais, except as otherwise stated

		THREE-MONTH PERIOD ENDED (UNAUDITED)			YEAR ENDED
	NOTES	DECEMBER 31, 2011	SEPTEMBER 30, 2011	DECEMBER 31, 2010	DECEMBER 31, 2011	DECEMBER 31, 2010
NET OPERATING REVENUE	25	27,138	28,009	26,493	103,195	83,225
COST OF GOODS SOLDS AND SERVICES RENDERED	26	(11,135)	(10,443)	(10,385)	(40,489)	(33,756)

GROSS PROFIT		16,003	17,566	16,108	62,706	49,469

OPERATING (EXPENSES) INCOME
SELLING AND ADMINISTRATIVE EXPENSES	26	(1,571)	(1,139)	(1,190)	(4,211)	(3,201)
RESEARCH AND DEVELOPMENT EXPENSES	26	(975)	(728)	(506)	(2,862)	(1,567)
OTHER OPERATING EXPENSES, NET	26	(1,845)	(1,255)	(1,570)	(4,986)	(4,211)
REALIZED GAIN ON ASSETS AVAILABLE FOR SALES		—	—	—	2,492	—
		(4,391)	(3,122)	(3,266)	(9,567)	(8,979)
OPERATING PROFIT		11,612	14,444	12,842	53,139	40,490

FINANCIAL INCOME	27	552	1,006	1,845	4,650	5,154
FINANCIAL EXPENSES	27	(1,703)	(7,135)	(2,320)	(11,273)	(7,917)

EQUITY RESULTS FROM ASSOCIATES	12	(179)	28	(36)	(51)	(48)
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		10,282	8,343	12,331	46,465	37,679

CURRENT		(1,977)	(1,990)	(2,828)	(9,577)	(9,286)
DEFERRED		(136)	1,497	708	512	2,251
INCOME TAX AND SOCIAL CONTRIBUTION	19	(2,113)	(493)	(2,120)	(9,065)	(7,035)

INCOME FROM CONTINUING OPERATIONS		8,169	7,850	10,211	37,400	30,644
RESULTS ON DISCONTINUED OPERATIONS		—	—	—	—	(222)
NET INCOME OF THE PERIOD		8,169	7,850	10,211	37,400	30,422

NET GAIN (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		(185)	(43)	209	(414)	352
NET INCOME ATTRIBUTABLE TO THE COMPANY’S STOCKHOLDERS	25	8,354	7,893	10,002	37,814	30,070

EARNINGS PER SHARE ATTRIBUTABLE TO THE COMPANY’S STOCKHOLDERS:
BASIC EARNINGS PER SHARE:
CONTINUING OPERATIONS
PREFERRED SHARE AND COMMON		1.61	1.50	1.90	7.21	5.70

DISCONTINUED OPERATIONS
PREFERRED SHARE AND COMMON		—	—	—	—	(0.04)
DILUTED EARNINGS PER SHARE:
CONTINUING OPERATIONS
PREFERRED SHARE AND COMMON		1.61	1.50	1.90	7.21	5.70

DISCONTINUED OPERATIONS
PREFERRED SHARE AND COMMON		—	—	—	—	(0.04)

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)

Statement of Income Parent Company

In millions of Reais, except as otherwise stated

		Year ended
	Notes	December 31, 2011	December 31, 2010
Net operating revenue		66,082	51,386
Cost of goods solds and services rendered	26	(20,958)	(17,892)

Gross profit		45,124	33,494

Operating (expenses) income
Selling and administrative expenses	26	(2,176)	(1,748)
Research and development expenses	26	(1,460)	(1,003)
Other operating expenses, net	26	(1,704)	(759)
Equity results from subsidiaries	12	7,555	8,709
Realized gain on assets available for sale		2,492	—
		4,707	5,199
Operating profit		49,831	38,693

Financial income	27	2,958	3,954
Financial expenses	27	(8,552)	(5,575)

Equity results from associates	12	(51)	(48)
Income before income tax and social contribution		44,186	37,024

Current		(6,671)	(7,356)
Deferred		299	624
Income tax and social contribution	19	(6,372)	(6,732)

Income from continuing operations		37,814	30,292
Results for discontinued operations		—	(222)
Net income of the period		37,814	30,070

Earnings per share attributable to the company’s stockholders:
Basic earnings per share:
Continuing operations
Preferred share and common		7.21	5.70

Discontinued operations
Preferred share and common		—	(0.04)

Diluted earnings per share:
Continuing operations
Preferred share and common		7.21	5.70

Discontinued operations
Preferred share and common		—	(0.04)

The accompanying notes are an integral part of these financial statements.

Statement of Comprehensive Income

In millions of Reais

	Consolidated
	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Net income	8,169	7,850	10,211	37,400	30,422
Other comprehensive income
Cumulative translation adjustments	1,284	11,212	88	8,828	(859)

Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period/year ended	2	(1)	104	6	37
Tax benefit (expense)	—	—	(10)	—	(16)
	2	(1)	94	6	21
Cash flow hedge
Gross balance as of the period/year ended	(262)	214	(316)	219	60
Tax benefit (expense)	9	44	101	21	(19)
	(253)	258	(215)	240	41
Total comprehensive income of the period	9,202	19,319	10,178	46,474	29,625

Net income attributable to noncontrolling interests	(118)	460	60	(80)	186
Net income attributable to the Company’s stockholders	9,320	18,859	10,118	46,554	29,439
	9,202	19,319	10,178	46,474	29,625

	Parent Company
	Year ended
	December 31, 2011	December 31, 2010
Net income	37,814	30,070
Other comprehensive income
Cumulative translation adjustments	8,495	(626)

Unrealized gain (loss) on available-for-sale investments
Gross balance as of the period/year ended	6	37
Tax benefit (expense)	—	(16)
	6	21
Comprehensive Equity results from associates
Cash flow hedge
Gross balance as of the period/year ended	218	(6)
Tax benefit (expense)	21	(20)
	239	(26)
Total comprehensive income of the period	46,554	29,439

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders’ Equity

In millions of Reais

	Year ended
	Capital	Results in the translation/ issuance of shares	Mandatorily convertible notes	Revenue reserves	Treasury stock	Valuation adjustment	Income from operations with non-controlling stockholders	Cumulative translation adjustment	Retained earnings	Parent company stockholders´equity	Non-controlling stockholders’s interests	Total stockholders” equity
January 01, 2010	47,434	(161)	4,587	49,272	(2,470)	(21)	—	(8,886)	6,003	95,758	4,535	100,293
Net income of the period									30,070	30,070	352	30,422
Capitalization of reserves	2,566	—	—	(2,566)	—	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	62	62
Gain on conversion of shares	—	2,028	(3,064)	—	1,036	—	—	—	—	—	—	—
Repurchase of stock	—	—	—	—	(3,392)	—	—	—	—	(3,392)	—	(3,392)
Additional remuneration for mandatorily convertible notes	—	—	(82)	—	—	—	—	—	—	(82)	—	(82)
Unrealized results on valuation at market	—	—	—	—	—	(4)	—	—	—	(4)	66	62
Translation adjustments for the period	—	—	—	—	—	—	—	(626)	—	(626)	(233)	(859)
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	121	121
Acquisitions and disposal of non controlling shareholdings	—	—	—	—	—	—	685	—	—	685	2,486	3,171
Transfer to assets held for sale of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(3,180)	(3,180)
Additional Remuneration	—	—	—	(513)	—	—	—	—	—	(513)	—	(513)
Interim interest on capital and dividends	—	—	—	—	—	—	—	—	(1,675)	(1,675)	—	(1,675)
Destination of earnings:
Additional remuneration proposed to stockholders	—	—	—	—	—	—	—	—	(8,104)	(8,104)	—	(8,104)
Appropriation to undistributed retained earnings	—	—	—	26,294	—	—	—	—	(26,294)	—	—	—
December 30. 2010	50,000	1,867	1,441	72,487	(4,826)	(25)	685	(9,512)	—	112,117	4,209	116,326

January 01, 2011

Net income of the period	—	—	—	—	—	—	—	—	37,814	37,814	(414)	37,400
Capitalization of reserves	25,000	(1,867)	—	(23,133)	—	—	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	55	55
Repurcharse of shares	—	—	—	—	(5,091)	—	—	—	—	(5,091)	—	(5,091)
Remuneration for mandatorily convertible notes	—	—	(285)	—	—	—	—	—	—	(285)	—	(285)
Cash flow hedge, net of taxes	—	—	—	—	—	239	—	—	—	239	1	240
Unrealized results on valuation at market	—	—	—	—	—	6	—	—	—	6	—	6
Translation adjustments for the period	—	—	—	—	—	—	—	8,495	—	8,495	333	8,828
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(180)	(180)
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	351	351
Acquisitions and disposal of noncontrolling shareholdings	—	—	—	—	—	—	(756)	—	—	(756)	(1,140)	(1,896)
Interim dividends	—	—	—	—	—	—	—	—	(2,207)	(2,207)	—	(2,207)
Destination of earnings:
Additional remuneration	—	—	—	—	—	—	—	—	(6,856)	(6,856)	—	(6,856)
Appropriation to undistributed retained earnings	—	—	—	28,751	—	—	—	—	(28,751)	—	—	—
December 30. 2011	75,000	—	1,156	78,105	(9,917)	220	(71)	(1,017)	—	143,476	3,215	146,691

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flow Consolidated

In millions of Reais

	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Cash flow from operating activities:
Net income	8,169	7,850	10,211	37,400	30,422
Adjustments to reconcile net income to cash from operations
Results of equity investments	179	(28)	36	51	48
Realized gain on assets held for sale	—	—	—	(2,492)	—
Results from discontinued operations	—	—	—	—	222
Depreciation, amortization and depletion	2,114	1,666	1,794	6,932	5,741
Deferred income tax and social contribution	136	(1,497)	(708)	(512)	(2,251)
Monetary and exchange rate changes, net	1,916	3,495	(797)	4,995	24
Loss on disposal of property, plant and equipment	42	65	491	483	1,195
Net unrealized losses (gains) on derivatives	543	1,095	909	915	1,024
Others	(68)	111	(96)	(202)	450
Decrease (increase) in assets:
Accounts receivable from customers	362	(1,371)	2,063	(1,675)	(5,302)
Inventories	(464)	(538)	(14)	(2,473)	(1,579)
Recoverable taxes	(400)	(230)	(57)	(943)	153
Others	(226)	(231)	744	(635)	750
Increase (decrease) in liabilities:
Suppliers and contractors	284	1,314	(553)	2,484	1,653
Payroll and related charges	373	435	353	514	363
Taxes and contributions	828	(4,393)	(313)	(3,087)	2,182
Others	680	(710)	(332)	307	280
Net cash provided by operating activities	14,468	7,033	13,731	42,062	35,375

Cash flow from investing activities:
Short-term investments	(115)	—	(2,987)	2,872	3,537
Loans and advances receivable	(356)	395	(65)	(303)	(161)
Guarantees and deposits	(106)	(280)	291	(144)	(64)
Additions to investments	(582)	(31)	(15)	(716)	(120)
Additions to property, plant and equipment	(11,682)	(5,830)	(9,196)	(28,292)	(23,546)
Dividends/interest on capital received	—	—	—	84	147
Acquisitions/sales of subsidiaries	—	—	—	1,795	(11,378)
Net cash provided by (used in) investing activities	(12,841)	(5,746)	(11,972)	(24,704)	(31,585)

Cash flow from financing activities:
Short-term debt
Additions	701	44	735	2,678	4,776
Repayments	(746)	(324)	(473)	(3,027)	(4,466)
Long-term debt
Additions	612	1,351	1,966	3,480	8,375
Repayments:
Financial institutions	(185)	(1,241)	(1,596)	(4,434)	(4,546)
Dividends and interest on capital paid to stockholders	(5,261)	(4,855)	(2,897)	(14,960)	(5,095)
Dividends and interest on capital attributed to noncontrolling interest	(72)	—	(137)	(166)	(243)
Transactions with non controlling stockholders	(2,083)	—	—	(2,083)	1,118
Treasury stock	(1,772)	(3,320)	(2,806)	(5,092)	(3,392)
Net cash provided by (used in) financing activities	(8,806)	(8,345)	(5,208)	(23,604)	(3,473)

Increase (decrease) in cash and cash equivalents	(7,179)	(7,058)	(3,449)	(6,246)	317
Cash and cash equivalents of cash, beginning of the period	14,674	21,323	16,949	13,469	13,221
Effect of exchange rate changes on cash and cash equivalents	(37)	409	(31)	235	(69)
Cash and cash equivalents, end of the period	7,458	14,674	13,469	7,458	13,469
Cash paid during the period for:
Short-term interest	(12)	(6)	(17)	(34)	(46)
Long-term interest	(368)	(390)	(547)	(1,957)	(1,983)
Income tax and social contribution	(1,860)	(6,496)	(2,008)	(11,986)	(3,694)
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(35)	(90)	(49)	(289)	(310)

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flow Parent Company

In millions of Reais

	Year ended
	December 31, 2011	December 31, 2010
Cash flow from operating activities:
Net income	37,814	30,070
Adjustments to reconcile net income to cash from operations
Results of equity investments	(7,504)	(8,661)
Realized gain on assets held for sale	(2,492)	—
Results from descontinued operations	—	222
Depreciation, amortization and depletion	1,964	1,983
Deferred income tax and social contribution	(299)	(624)
Monetary and exchange rate changes, net	7,003	(640)
Loss on disposal of property, plant and equipment	383	3,056
Net unrealized losses (gains) on derivatives	661	776
Others	(26)	251
Decrease (increase) in assets:
Accounts receivable from customers	2,569	(14,546)
Inventories	(630)	(91)
Recoverable taxes	(433)	180
Others	(43)	895
Increase (decrease) in liabilities:
Suppliers and contractors	640	480
Payroll and related charges	311	260
Taxes and contributions	(4,583)	1,305
Others	(52)	652
Net cash provided by operating activities	35,283	15,568

Cash flow from investing activities:
Loans and advances receivable	(33)	3,098
Guarantees and deposits	(72)	(112)
Additions to investments	(5,985)	(3,684)
Additions to property, plant and equipment	(14,615)	(10,472)
Dividends/interest on capital received	2,196	2,060
Proceeds from disposal of investments held for sale	—	4,433
Net cash provided by (used in) investing activities	(18,509)	(4,677)

Cash flow from financing activities:
Short-term debt
Additions	1,092	3,969
Repayments	(5,064)	(8,354)
Long-term debt
Additions	3,891	7,469
Repayments:
Financial institutions	(891)	(1,915)
Dividends and interest on capital paid to stockholders	(14,960)	(5,095)
Treasury stock	(5,091)	(3,392)
Net cash provided by (used in) financing activities	(21,023)	(7,318)

Increase (decrease) in cash and cash equivalents	(4,248)	3,573
Cash and cash equivalents, beginning of the period	4,823	1,250
Cash and cash equivalents, end of the period	575	4,823
Cash paid during the period for:
Short-term interest	(1)	(69)
Long-term interest	(1,904)	(1,862)
Income tax and social contribution	(9,638)	(3,103)
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	(73)	(98)

The accompanying notes are an integral part of these financial statements.

Statement of Added Value Consolidated

In millions of Reais

	Consolidated
	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Generation of added value
Gross revenue
Revenue from products and services	27,816	28,517	26,959	105,520	85,345
Gain on realization of assets available for sale	—	—	—	2,492	—
Other revenue	(25)	11	—	(14)	—
Revenue from the construction of own assets	10,242	10,039	7,253	30,268	20,607
Allowance for doubtful accounts	27	(19)	(22)	11	(40)
Less:
Acquisition of products	(835)	(863)	(592)	(2,951)	(1,912)
Outsourced services	(5,369)	(5,130)	(3,960)	(16,946)	(11,722)
Materials	(8,885)	(9,301)	(7,067)	(28,899)	(20,843)
Fuel oil and gas	(1,020)	(989)	(983)	(3,857)	(3,701)
Energy	(394)	(413)	(759)	(1,695)	(2,349)
Other costs (expenses)	(3,963)	(2,933)	(3,488)	(11,678)	(10,274)
Gross added value	17,594	18,919	17,341	72,251	55,111

Depreciation, amortization and depletion	(2,114)	(1,666)	(1,794)	(6,932)	(5,741)
Net added value	15,480	17,253	15,547	65,319	49,370

Received from third parties

Financial income	524	705	1,148	3,010	2,038
Equity results	(179)	28	(36)	(51)	(48)

Total added value to be distributed	15,825	17,987	16,659	68,278	51,360

Personnel	2,383	1,765	1,929	7,639	5,706
Taxes, rates and contribution	1,485	1,045	775	4,542	3,397
Current income tax	1,977	1,990	2,828	9,577	9,286
Deferred income tax	136	(1,497)	(708)	(512)	(2,251)
Remuneration of debt capital	1,217	2,764	1,716	6,004	5,095
Monetary and exchange changes, net	458	4,070	(92)	3,628	(295)
Net income attributable to the Company’s stockholders	8,354	7,893	(10,289)	37,814	9,779
Reinvested	—	—	20,291	—	20,291
Loss (Net income) attributable to noncontrolling interest	(185)	(43)	209	(414)	352

Distribution of added value	15,825	17,987	16,659	68,278	51,360

Statement of Added Value Parent Company

In millions of Reais

	Parent Company
	Year ended
	December 31, 2011	December 31, 2010
Generation of added value
Gross revenue
Revenue from products and services	67,618	52,905
Gain on realization of available-for-sale assets	2,492	—
Revenue from the construction of own assets	14,824	10,516
Allowance for doubtful accounts	7	(36)
Less:
Acquisition of products	(2,547)	(1,741)
Outsourced services	(9,222)	(7,251)
Materials	(13,602)	(10,344)
Fuel oil and gas	(1,964)	(1,597)
Energy	(862)	(1,121)
Other costs (expenses)	(5,289)	(3,918)
Gross added value	51,455	37,413

Depreciation, amortization and depletion	(1,964)	(1,983)
Net added value	49,491	35,430

Received from third parties:

Financial income	1,825	1,929
Equity results	7,504	8,661

Total added value to be distributed	58,820	46,020

Personnel	3,989	3,132
Taxes, rates and contribution	3,226	2,535
Current income tax	6,671	7,356
Deferred income tax	(299)	(624)
Remuneration of debt capital	4,351	3,742
Monetary and exchange changes, net	3,068	(191)
Net income attributable to the Company’s stockholders	37,814	9,779
Reinvested	—	20,291

Distribution of added value	58,820	46,020

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1-            Operational Context

Vale S.A. (“Vale” or the “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Graça Aranha Avenue, 26, Downtown, State of Rio de Janeiro, Brazil and has its securities traded on the stock exchanges in Sao Paulo (BM&F and BOVESPA), New York (NYSE), Paris (NYSE Euronext) and Hong Kong (HKEx).

The Company and its direct and indirect subsidiaries (“Group”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, platinum group metals and precious metals. In addition, it operates in the segments of energy, logistics and steel.

As at December 31, 2011, the main consolidated operating subsidiaries and jointly controlled entities proportionately consolidated are:

Entities	% ownership	% voting capital	Location	Principal activity
Subsidiaries
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistics
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistics
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and Manganese
PT International Nickel Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Austria Holdings GMBH	100.00	100.00	Austria	Holding and Research
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Coal Colombia Ltd.	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	99.05	99.98	Brazil	Fertilizers
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Mina do Azul S.A.	100.00	100.00	Brazil	Manganese
Vale Moçambique S.A.	100.00	100.00	Mozambique	Coal
Vale Nouvelle-Calédonie SAS	74.00	74.00	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	100.00	100.00	Oman	Pellet
Vale Shipping Holding PTE Ltd.	100.00	100.00	Singapura	Logistics

Jointly-controlled entities
California Steel Industries, Inc.	50.00	50.00	United States	Steel industry
MRS Logística S.A	45.84	45.68	Brazil	Logistics
Samarco Mineração S.A.	50.00	50.00	Brazil	Pellet

The Board of Directors authorized these financial statements for issue on Februay 15, 2012.

2)            Summary of the Main Accounting Practices and Accounting Estimates

a)             Basis of Presentation

The financial statements have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income.

Consolidated financial statements

The consolidated financial statements of the company have been prepared according to the International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board-IASB, and interpretations issued by International Financial Reporting Interpretations Committee - IFRIC, implemented in Brazil through the Committee of Accounting Pronouncements - CPC and its technical interpretation - ICPCs and guidelines - OCPCs approved by the Securities Exchange Commission - CVM.

Financial statements of the parent company

The individual financial statements of the parent company have been prepared under accounting practices adopted in Brazil issued by the CPCs and are published together with the consolidated financial statements.

In the case of Vale SA, accounting practices adopted in Brazil applicable to the individual financial statements differ from IFRS, only by the valuation of investments in subsidiaries and associated companies: “accounting practices adopted in Brazil” uses the equity method, while according IFRS, cost or fair value is used.

Functional currency and presentation currency

The financial statements of each Group’s entities are presented using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the parent company is Real (“R$”). For presentation purposes in Brazil, the consolidated financial statements are presented in Brazillian Reais.

The operations with others currencies are translated into the functional currency of the parent company using the actual exchange rate on the transaction dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year, relating to monetary assets and liabilities in other currencies, are recognized in the statement of income as financial expense or income.

In 2011, based on entity business assessment, the subsidiary Vale International had its functional currency changed from the Brazilian Real to US dollar. This change did not cause significant effects in the financial statements presented.

The quotations of major currencies that impact our operations against the currency of presentation were:

	Exchange rates used for conversions in reais
	2011	2010

US dollar - US$	1.8683	1.6662
US canadian dollar - CAD	1.8313	1.6700
US australian dollar - AUD	1.9092	1.6959
Euro - EUR or €	2.4165	2.2280

Translation differences on non-monetary financial assets and liabilities are recognized in income as of fair value gain or loss. The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in Stockholders’ equity as Other Comprehensive Income.

The results and financial position of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency, the assets and liabilities for each balance sheet presented are translated by the closing rate at the balance sheet date, income and expenses for each statement of income are translated by the average exchange rates, except in specific transactions that, considering their relevance, are translated by the rate at the dates of transactions. All resulting exchange differences are recognized in a separated component of the Stockholder’s equity, named currency translation adjustment

b)             Principles of Consolidation

The consolidated financial statements reflect the balances of assets and liabilities and transactions of the parent company and its direct and indirect subsidiaries and of its jointly controlled entities, in proportion to the interests maintained. For associates, entities over which the company has significant influence but not control, the investments are accounted for under the equity method.

Accounting practices of subsidiaries and associated companies are set to ensure consistency with the policies adopted by the parent company. Transactions between consolidated companies, as well as balances, profits and unrealized losses on these transactions are eliminated.

For interests in joint projects (e.g.: consortium agreements), the assets, liabilities and transactions of these enterprises are recognized in the proportion held by Vale.

Interests in joint ventures were consolidated using the Proportionate Consolidation method, since the date of joint control is acquired. According to this method, assets, liabilities, revenues, costs and expenses of these entities were integrated in the consolidated financial statements proportionally to the control attributable to the stockholders.

Considering the option given by pronouncement CPC 19 (R1), issued on August 4, 2011, and anticipating the consequences of adoption of IFRS 11 in Brazil, the company will choose from 2013 to calculate its investments in joint ventures using the equity method. If this method would be applicable in these statements, the effects in the Consolidated Balance sheet and statement of income would be:

	December 31, 2011
	Balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Assets
Current
Cash and Cash equivalents	7,458	(866)	6,592
Other	34,637	(1,078)	33,559
	42,095	(1,944)	40,151
Non-current
Investments	10,917	4,067	14,984
Property, plant and equipment, and Intangible Assets	177,857	(6,214)	171,643
Other	10,913	(603)	10,310
	199,687	(2,750)	196,937
Total Asset	241,782	(4,694)	237,088

Liabilities and Stockholders’ equity
Current
Accounts Payable	9,157	(306)	8,851
Loans and finances	3,872	(1,025)	2,847
Other	9,196	(208)	8,988
	22,225	(1,539)	20,686
Non-current
Loans and finances	42,753	(2,528)	40,225
Deferred income tax and social contribution	10,773	(159)	10,614
Other	19,340	(458)	18,882
	72,866	(3,145)	69,721

Stockholders’ equity
Capital stock	75,000	—	75,000
Noncontrolling interests	3,215	(10)	3,205
Other	68,476	—	68,476
	146,691	(10)	146,681
Total Liabilities and Stockholders’ equity	241,782	(4,694)	237,088

	December 31, 2011
	Balance with proportional consolidation	Effect of shared control firms	Balance without proportional consolidation

Net revenue	103,195	(4,451)	98,744
Cost	(40,489)	1,313	(39,176)

Gross operating profit	62,706	(3,138)	59,568

Operational expenses	(9,567)	416	(9,151)
Financial expenses	(6,623)	271	(6,352)
Equity results	(51)	1,908	1,857

Earnings before taxes	46,465	(543)	45,922

Current and deferred Income tax and social contribution, net	(9,065)	551	(8,514)
Net income of the year	37,400	8	37,408

Income (loss) attributable to noncontrolling interests	414	(8)	406

Net income attributable to shareholders	37,814	—	37,814

c)             Business Combinations

When Vale acquires control over an entity, the identifiable assets acquired, the liabilities and contingent liabilities assumed and the noncontrolling stockholders’ interests recognized are measured initially at fair value at the acquisition date.

The excess of consideration transferred and of the fair value at the acquisition date of any previous equity interests in the acquiree, against the fair value of group interests in the identifiable net assets acquired, is recorded as goodwill, which is allocated to each cash-generating unit (“CGU”) acquired.

d)             Information by Segment and Geographic Area

The company discloses information by consolidated operational business segment and revenues by consolidated geographic area, in accordance with the principles and concepts used by decision makers in evaluating performance.
The information is analyzed by segment as follows:

Bulk Material - includes the extraction of iron ore and pellet production and transport systems of North, South and Southeast, including railroads, ports and terminals, related to mining operations. Manganese ore and ferroalloys are also included in this segment.

Basic metals — comprises the production of non-ferrous minerals, including nickel operations (co-products and byproducts), copper and aluminum.

Fertilizers — comprises three major groups of nutrients: potash, phosphate and nitrogen. This business is being formed through a combination of acquisitions and organic growth.

Logistic services — includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.

Others - comprises our investments in joint ventures and associate in other businesses.

e)             Cash and Cash Equivalents and Short-term Investments

The amounts recorded as cash and cash equivalents correspond to the values available in cash, bank deposits and investments in the short-term that have immediately liquidity and maturity within three months. Other investments with maturities exceeding three months are recognized at fair value in income and recorded in short-term investments.

f)             Accounts Receivables

Represent receivables from the sale of products and services made by the company. The receivables are initially recorded at fair value and subsequently measured by amortized cost, net of estimated losses, to cover potential losses in their realization, based on historical experience of defaults.

g)            Financial Assets

The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determines the classification and initial recognition according to the following categories:

•                  Measured at fair value through the statement of income — recorded in this category are held for trading financial assets acquired for the purpose of selling in the short term.

•                  Loans and receivables — non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value and subsequently at cost amortized using theeffective interest method.

•                  Available for sale - investments in equity instruments that are not listed.

Investments in equity instruments that are not listed and for which it is not possible to estimate with certainty their fair value, are held at acquisition cost less any losses not recoverable.

h)            Inventories

Inventories are stated at the lower of average cost of acquisition or production and replacement or realization values. The inventories production cost is determined by variable and fixed costs, and direct and indirect costs of production, using the average cost method. When applicable an estimate of losses with obsolete or slow-moving inventories is constituted.

Inventories of ore are recognized at the moment of the physical extraction of the ore.

i)             Discontinued Operations

Net assets held for sale linked to discontinued operations are recorded as current assets, separated from other current assets, evaluated at the lower of carrying amount and fair value, less cost of sales.

j)             Non-Current Assets

The amount expected to be recovered or settled after more than 12 months of the reporting date is classified as non-current.

k)            Intangible Assets

Intangible asset generators of future economic benefits are evaluated by the acquisition cost, less accumulated amortization and losses by reducing the recoverable amount, when applicable.

Intangible assets that have finite useful lives are amortized considering their effective use, while those with indefinite useful lives are not amortized but tested at least annually as to their recoverability (impairment test).

In the case of railways, on which the company is a concessionaire, the acquired assets, linked to the concession activities of public services rendered (returned goods) up to the end of the concession period will be returned to the licensor.

Intangible assets acquired in a business combination are recognized separately from goodwill.

l)             Property, Plant and Equipment

Fixed assets are carried at acquisition or production cost. The assets include financial charges, incurred during the construction period, expenses attributable to acquisition and impairment losses of the asset.

Assets are depreciated by the straight-line method based on estimated useful lives, from the date on which the assets are available for use in the intended way, except for land which is not depreciated. The depletion of reserves is calculated based on the ratio between actual production and the total amount of reserves proven and probable.

Depreciation and depletion of assets of the company are represented in accordance with the following estimated useful lives:

Buildings	between 20 and 50 years
Installations	between 20 and 33 years
Equipment	between 10 and 33 years
Computer Equipment	between 5
Mineral rights	between 2 and 33 years
Locomotives	25 years
Wagon	33 years
Railway equipment	25 years
Ships	between 5 and 20 years
Other	between 2 and 50 years

The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.

The relevant expenditures for maintenance of industrial areas and relevant assets (for example, ships), including spare parts, assembly services, and others, are recorded in fixed assets and depreciated over the benefits of this maintenance period until the next stop.

m)           Non-controlling stockholders’ interests

The Company treats transactions with non-controlling stockholders’ interests as transactions with equity owners of the Group. For purchases of non-controlling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of non-controlling stockholders’ interest, are also recorded in stockholders’ equity.

When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Furthermore, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified in income.

n)            Impairment

Annually the company assesses whether there is evidence that the carrying amount of long-term financial and non-financial asset, is not impaired.

For the long-term non-financial assets, the analysis is conducted of the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit to which the asset belongs.

For financial assets, a comparative analysis is carried out - if the book value exceeds the present value of expected cash flows for the asset.

Regardless the indication of impairment of its carrying amount, goodwill balances arising from business combinations and intangible assets with indefinite useful lives are tested for impairment at least once a year.

o)             Expenditures on ore research and development

Expenditure on ore research and development are considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From this evidence, the expenditures incurred are capitalized as mine development costs.

During the development phase of a mine before production begins and in the stripping campaigns scheduled in the plan of mining, the costs of waste removal are recorded as part of the asset in  development cost of the mine. Subsequently, these costs are amortized over the useful life of the mine based on proven and probable reserves. After the start of the production phase from the mine, the stripping removal expenditures are treated as production costs.

p)             Leases

The Company classifies its contracts as financial leases or operational leases based on the substance of the operation contracted may be or not linked to the substantial acquisition of risks and benefits from assets during their useful life.

For financial leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets offsetting the corresponding obligation recorded in liabilities. For operating leases, payments are recognized linearly during the term of the contract as a cost or expense in the statement of income.

q)             Accounts payable to suppliers and contractors

Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business, and are initially recognized at fair value and subsequently measured at amortized cost using effective interest rate method.

r)             Loans and Financing

Loans and Financing are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method and charges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loans, using the effective interest rate method. Fees paid on the establishment of the loan are recognized as transaction costs of the loan.

Compound financial instruments issued by the company which have financial liability (debt) components and Stockholders’ equity components, comprise notes mandatorily convertible into preferred or common stock.

The liability component of a compound financial instrument is initially recognized at fair value that is determined using discounted cash flow, considering the interest rate market for a debt instrument with similar characteristics (period, value, credit risk), but not convertible. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method.

The Stockholders’ equity component is recognized by the difference between the total values received by the company with the issuance of the securities, net of transaction costs directly attributable to the issuance of the securities. After initial recognition, the stockholders’ equity component of a compound financial instrument is not measured again until the moment of his conversion.

s)             Provision

Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that settlement of this obligation would result in an outflow of resources and the amount of the obligation could be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

t)             Provision for asset retirement obligations

The provision made by the company refers basically to the cost of mine closure, by the completion of mining activities and disabling of assets related to mine. The provision is set up initially by recording long-term liabilities with a counterpart an item of main property, plant and equipment. The long-term liabilities are financially updated by the discount rate to date and registered against the income of the period, on the interest expenses. The asset is depreciated on a straight line by useful life rate of the main asset, and recorded against income.

u)            Employee benefits

i.              Current benefits — wages, vacations and related taxes

Payments of benefits such as wages, vacation past due or accrued vacation, as well their related social security taxes over those benefits, are recognized monthly in income, respecting the accrual basis.

ii.            Current benefits — profit sharing

The company has a policy of profit sharing, based on the achievement of individual performance goals, performance of the area and company. The company makes provision based on the periodic measurement of the compliance with goals, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The counterpart of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of the employee.

iii.           Non-current benefit — pension cost and other post-retirement benefits

The company maintains several retirement plans for its employees.

For defined contribution plans, the company’s obligation is limited to a monthly contribution linked to a pre-defined percentage over remuneration of employees related to these plans.

For defined benefit plans in which the company has the responsibility for or has some kind of risk, actuarial calculations are periodically obtained of liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the liability for payment of those installments. The liability recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, with adjustments for past service cost not recognized. Actuarial gain and loss are appointed and controlled by corridor method. This method separates the amounts which exceeds the limits of 10% of amounts of assets or liabilities, whichever is greater, amortizing it based on the remaining life expectancy active participants of plan. For plans without active participants, the excess amount is recognized fully in the income. Past service costs that arise with changes in plans are released immediately in income.

For plans with a surplus position, the company does not make any record in the balance sheet or statement of income, in the absence of a clear position on the use of this surplus. For plans with a deficit position, the company recognizes liabilities and results arising from the actuarial valuation and actuarial gains and losses generated by the evaluation of these plans in income, according to the corridor method.

iv.            Non-current benefits — non-current incentive

The company has established a mechanism to award its eligible executives (Matching Plan and Long-Term Incentive Plan - ILP) with the goal of encouraging loyalty and sustained performance among others. The Matching plan establishes that these eligible executives link to the plan a specific quantity of their own preferred class A stocks of the company, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially linked by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ career and company performance factors in relation to a group of companies of similar size (per group). Liabilities are measured at each reporting date, at fair value, based on market quotations. Obligations are measured at each reporting date, to the fair value based on market quotations. The compensation costs incurred are recognized in income during the three-year vesting period as defined.

v)             Derivative financial instruments and hedging operations

The company uses derivative instruments to manage their financial risks as a way to hedge these risks, not using derivative instruments for the purpose of negotiation. Derivative financial instruments are recognized as assets or liabilities on the balance sheet and are measured at fair value. Changes in fair value of derivatives are recorded in each year as gains or losses in the statements of income or in equity adjustments in other comprehensive income in stockholders’ equity when the transaction is illegible and characterized as an effective hedge, in the form of cash flow, and which has been in effect during the period listed.

The company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The company also documents its assessment, both initially and continuously, that the derivatives used in hedging transactions are highly effective in their changes in fair value or cash flows of hedged items.

The variations in fair value of derivative financial instruments designated as cash flow hedges have their effective component recorded in other comprehensive income and recognized as stockholders’ equity; and their ineffective component recorded in income. The amounts recorded in other comprehensive income, will only be transferred to the income in an appropriate account (cost, operating expense or financial expense) when the hedged item is actually performed.

w)            Current and Deferred Income Tax and Social Contribution

The costs of income tax and social contribution are recognized in the statement of income, except for items recognized directly in other comprehensive income, in which cases the tax is also recognized in other comprehensive income.

The provision for income tax is calculated individually for each entity in the Group based on tax rates and tax rules in force in the location of the entity. The recognition of deferred taxes is based on temporary differences between carrying value and the value for tax basis of assets and liabilities and the tax losses and the basis for calculating social contribution, as it was considered likely their achievement against future taxable income. The deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income tax assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

x)             Capital

The Company periodically practices the repurchase of shares to remain in treasury for future sale or cancellation. These shares are recorded in a specific account as reduction of stockholders´ equity at acquisition value and kept at cost value. These programs are approved by the Board with a term and quantities by determined type of shares.

Incremental costs directly attributable to the issue of new shares or options are demonstrated in Stockholders’ equity as a deduction from the amount raised, net of taxes.

y)             Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable by the trading of products and services in the ordinary course of business of the company. Revenue is presented net of taxes, repayment of rebates and discounts.

Revenues with product sales are recognized at the moment the transfer to the buyer of the significant risks and benefits related to the product occurs.

z)             Government Grants and Support

Government grants and support are accounted for when the company complies with reasonable security conditions set by the government related to grants and support received. The company records via the statement of income, as reductions in taxes or spending according to the nature of the item, through the distribution of results in the statement of income, retained earnings in stockholders’ equity.

aa)           Basic and Diluted earnings per share

Basic earnings per share are calculated by dividing the profit attributable to shareholders of the company, deducted from the remuneration of holders of equity securities, the weighted average number of shares outstanding (total shares less treasury shares).

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all diluted potential shares. The Company has in its records, securities mandatorily convertible into shares, which will be converted using treasury shares held by the Company. These securities were recorded as an equity instrument, mainly because there is no option, both for the Company and for the holders to liquidate all or part of the transactions with financial resources and is therefore recognized in the accounts net of finance charges, such a specific component of the Stockholders’ Equity.

bb)           Statement of Added Value — DVA

The company publishes its consolidated and the parent company statements of added value (DVA) in accordance with the accounting practices adopted in Brazil applicable to public companies which are submitted as part of the financial statements in accordance with Brazilian accounting practices. For IFRS, this statement is presented as additional information, without prejudice to the set of financial statements.

3.             Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgments by part of the Board of Directors of the company in the process for implementing of the accounting policies of the Group.

These estimates are based on the best knowledge existing in each period. Changes in facts and circumstances may lead to the revision of the estimates, because those actual future results may differ from estimates.

The significant estimates and assumptions used by management in preparing these financial statements are presented as such:

a)             Mineral reserves and mine useful life

The estimates of proved reserves and probable reserves are regularly evaluated and updated. The proved reserve and probable reserve are determined using generally accepted geological estimates. The calculation of reserves requires that the company take positions on future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proved reserves and probable reserves recorded.

The estimated volume of mineral reserves is based as the calculation of the portion of depletion of their respective mines, and its estimated useful life is a major factor to quantify the provision of environmental rehabilitation of mines when writing down of fixed assets . Any change in the estimates of the volume of mine reserves, and the useful life of assets linked to them may have significant impact on charges for depreciation, depletion and amortization recognized in the financial statements as cost of goods sold. Changes in estimated useful life of the mines could cause significant impact on the estimates of environmental spending provision through the write-down of fixed assets and the impairment analysis.

b)             Asset Retirement

The company recognizes an obligation under the market value for asset retirement during the period in which they are incurred in accordance with Note 2(n). The company considers the accounting estimates related to reclamation and closure costs of a mine as a critical accounting policy because they involve significant values for the provision and it is estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of depletion and the projected date of depletion of each mine. The estimates are revised each year.

c)             Deferred income tax and social contribution

The company recognizes the effects of deferred taxes arising from tax losses and temporary differences on its consolidated and parent company’s financial statements. It registers a provision for loss where it believes that tax credits are not fully recoverable in the future.

The determination of the provision for income taxes or deferred income tax, assets and liabilities, and any valuation allowance on tax credits requires estimates of the company. For each future credit tax, the company assesses the probability that part or total tax assets will not be recovered. The valuation allowance made with respect to accumulated tax losses depends on the assessment of the company of the probability of generating future taxable profits in the deferred income tax asset recognized based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

d)             Contingencies

Contingent liabilities are recorded when the possibility of loss is considered probable by our legal department and their legal advisors.

The contingencies are recorded when the amount of loss can be reasonably estimated. By their nature, contingencies will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence of such events does not depend on our performance, which complicates the realization of precise estimates about the date on which such events are verified.

Assessing such liabilities, particularly in the uncertain Brazilian legal environment and other jurisdictions, involves the exercise of significant estimates and judgments of management regarding the results of future events.

e)             Post-retirement benefits for employees

The values reported in this section depend on a number of factors that are determined based on actuarial calculations using several assumptions in order to determine costs, liabilities, among others. One of the assumptions used in determining the amounts to be recorded in accounting is the discount rate. Any changes in these assumptions will affect the accounting records made.

The company, together with external actuaries, reviews at the end of each exercise, which assumptions should be used for the following year. These premises are used for upgrades and discounts to fair value of assets and liabilities, costs and expenses and determination of future values of estimated cash outflows, which are needed to settle the plan obligations.

f)             Impairment

The company annually tests the impairment of tangible and intangible assets segregated by cash-generating unit, usually using the criterion of discounted cash flow that depends on several estimates, which are influenced by market conditions prevailing at the time that this impairment is tested. Although the tests conducted in 2011 and 2010 have not generated recognition of loss, management believes it is not possible to determine whether new impairment losses will occur or not in the future.

g)            Fair Value of the derivatives and others financial instruments

Fair value of not traded financial instruments in active market is determined by using valuation techniques. Vale uses its own judgment to choose the various methods and assumptions and set which are based on market conditions, at the end of the year.

The analysis of the impacts, if actual results were different from management’s estimate, is presented in note 23 on the topic of sensitivity analysis.

4.             Accounting Pronouncements

The company prepared its consolidated financial statements in IFRS based on pronouncements already issued by the CPC and approved by CVM. The statements issued by the IASB, and not yet endorsed by the CVM will not be early adopted by the company.

a)             Pronouncements, interpretations and guidelines issued and/or updated by the CPC during the year 2011

CPC 15 (R1) - Business combinations

CPC 19 (R1) - Investments in joint venture

CPC 20 (R1) - Borrowing costs - correlation to international accounting standards

CPC 21 (R1) - Interim financial statements - correlation to International accounting standards

CPC 26 (R1) - Presentation of Financial Statements

CPC 35 (R1) - Separate financial statements - correlation to international accounting standards

CPC 36 (R2) - Consolidated financial statements

ICPC 01 (R1) - Service concession arrangements

ICPC 17 - Service concession arrangements - disclosures

b)             Statements and interpretations issued and / or updated by the IASB and not yet endorsed by the CVM, consequently not adopted by the company

IAS 01 - Presentation of financial statements
IAS 19 - Employee benefits
IAS 27 - Consolidated and separate financial statements
IAS 28 - Investments in associates and joint ventures
IFRS 09 - Financial instrument

IFRS 10 - Consolidated financial statements
IFRS 11 - Joint arrangements
IFRS 12 - Disclosure of interests in other entities

IFRS 13 - Fair value measurement
IFRIC 20 - Stripping costs in the production phase of a surface mine

5              Risk Management

Vale considers that an effective risk management is a key objective to support its growth plan, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to. To do that, Vale evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk), but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), those arising from liquidity risk, among others.

a)             Risk management policy

The Board of Directors established a risk management policy in order to support the company’s growth plan, strategic planning and business continuity, to improve its capital structure and assets management, to ensure flexibility and strength in financial management and to strengthen its corporate governance practices.

The corporate risk management policy determines that Vale should measure and monitor regularly its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing opinion regarding the Company’s risk management. It’s also responsible for the supervision and revision of the principles and instruments of corporate risk management.

The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company regarding risk management.

The Company might, whenever considered necessary, allocate limits for specific risks regarding management activities, including - but not limited to - market risk limits, corporate and sovereign credit, in accordance with the acceptable level of corporate risk limit.

b)             Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

To mitigate such risk, Vale has a revolving credit facility to increase short term liquidity and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit facility available today was acquired from a syndicate of several global commercial banks.

c)             Credit risk management

Vale’s credit risk arises from potential negative impacts in its cash flows due to uncertainty in the ability of counterparties to meet their contractual obligations. To manage that risk, Vale has procedures and processes, such as the controlling of credit limits, the obligation of exposure diversification through several counterparties and the monitoring of the portfolio’s credit risk.

Vale’s counterparties can be divided into three main categories: the customers, responsible by obligations regarding receivables from payment term sales; financial institutions with whom Vale keeps its cash investments or negotiates derivatives transactions; and suppliers of equipment, products and services in the case of payments in advance.

•              Commercial Credit Risk Management

For the commercial credit exposure, which arises from sales to final customers, the risk management department, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterpart. Besides that, the Executive Board sets annually global credit risk limits and working capital limits, both monitored on a monthly basis.

Vale attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: i) Expected Default Frequency (EDF) provided by KMV (Moody’s); ii) credit ratings from the main international credit agencies; iii) customer financial statements from which financial ratios are built.

On December 31, 2011, 75% of the trade receivables have low or insignificant risk and 25% have moderate risk.

Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer’s strategic position in its economic sector, among others variables.

Based on the counterparty’s credit risk or based on Vale´s consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies used by the Company are credit insurance, mortgage, letter of credit and corporate guarantees, among others.

Vale has a well-diversified accounts receivable portfolio from a geographical standpoint, being China, Europe, Brazil and Japan the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

Vale controls its account receivables portfolio through Credit and Cash Collection committees, in which representatives from risk management, cash collection and commercial departments monitor periodically each counterparty`s position. Finally, Vale has an automatic control that blocks additional sales to customers in default.

•              Treasury Credit Risk Management

To manage the exposure arising from cash investments and derivatives instruments, the Executive Board approves annually credit limits by counterparty. Furthermore, the risk management department controls the portfolio diversification, the exposure due to counterparties` spread variations and the treasury portfolio overall credit risk. There’s also a daily monitoring of all positions and monthly reporting to the Executive Risk Management Committee.

To calculate the exposure to a counterparty that has several derivative transactions with Vale, it`s considered the sum of exposures of each derivative acquired with this counterparty. The exposure for each derivative is defined as the potential future value calculated within the life of the derivative, considering a joint distribution of the market risk factors that affect the value of the derivative instrument.

Vale also assess the creditworthiness of its counterparties in treasury operations following an internal methodology similar to commercial credit risk management that aims to define a default probability for each counterparty.

Depending on the counterparty’s nature (banks, insurance companies, countries or corporations), different inputs will be considered: i) expected default probability given by KMV; ii) CDS (Credit Default Swaps) and bond market spreads; iii) credit ratings defined by the main international rating agencies; iv) financial statements data and indicators analysis; v) country’s debt ratios, fiscal and monetary policies and other useful measures for country’s risk assessment.

d)             Market risk management

Vale is exposed to the behavior of several market risk factors that might impact its cash flow. The evaluation of this potential impact, given the volatility of these factors and their correlations, is performed periodically to support the decision making process and the Company`s growth strategy, to ensure its financial flexibility and to monitor volatility on future cash flows.

Thus, whenever considered necessary, market risk mitigation strategies are evaluated and implemented to meet these objectives. Some of those strategies may incorporate financial instruments, including derivatives. The financial instruments portfolios are monthly monitored in a consolidated view in order to allow the financial results follow-up and the impact on cash flows, as well as to ensure the strategies adherence with the established goals.

Considering the nature of Vale’s business and operations, the main market risk factors in which the Company is exposed are:

•                  Interest rates;

•                  Foreign exchange;

•                  Products prices and input and other costs;

•              Foreign exchange and interest rate risk

The company’s cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian real and Canadian dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swaps.

The foreign exchange swaps used to mitigate risks considering debt instruments have similar — or, in some cases, shorter — settlement dates than the final maturity of the debt. Their amounts are similar to the principal and interest payments, subject to liquidity market conditions.

The swaps with shorter settlement dates considering the debt’s final maturity are renegotiated through time so that their final maturity matches - or become closer - to the debt’s final maturity. Therefore, at each settlement date, the swap results will partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to reduce volatility of the cash flow.

In the case of debt instruments denominated in Brazilian real, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale`s debt service (interest and/or principal payment) measured in US dollars will be partially offset by the positive (or negative) effect from the swaps, regardless of the US$/R$ exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the London Interbank Offered Rate - Libor. Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments.

•              Risk of product and Input prices

Vale is also exposed to market risks regarding commodities prices and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale’s cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

e)             Operational risk management

The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events.

Thus, the operational risk mitigation is performed by creating new controls and improving the existing ones, by establishing financial provisions as well as the risk transferring through insurance.  Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

f)             Capital Management

The Company’s policy aims, to manage its capital, to seek a structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, on average 9.81 years, thus avoiding a concentration in one specific year.

g)            Insurance

Vale hires several types of insurance, such as operational risks insurance, civil responsibility, engineering risks insurance (projects), life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is contracted in line with the objectives defined by the Company, in accordance with the corporate risk management policy.

Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses a captive reinsurance company that allows to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.

6.             Acquisitions and Disposals

a)             Sales of aluminium assets

In February, 2011, Vale concluded the transaction announced in May 2010 with Norsk Hydro ASA (“Hydro”), to transfer all of its interests in ALBRAS - Alumínio Brasileiro S.A. (“Albrás”), ALUNORTE - Alumina do Norte do Brasil S.A. (“Alunorte”) and Companhia de Alumina do Pará (“CAP”), along with their respective off-take rights, outstanding commercial contracts, 60% of Mineração Paragominas S.A., and all of its other Brazilian bauxite mineral rights. In December 31,2010 theses assets were recognized in statement of financial position as of noncurrent assets held for sale.

For these transactions, Vale received R$ 1,802 in cash, and 22% equivalent to 447.834.465 of Hidro’s outstanding common shares (approximately R$ 5,866 in accordance with Hidros’s quotation of closing price on the date of the transaction). In three and five years after the conclusion of the transaction Vale will receive two equal tranches of R$ 374 (equivalent to US$ 200 ) in cash, related to the remaining payment of 40% of the Mineração Paragominas S.A. After the transaction date, the Hydro’s investment is accounted for equity method.

The gain on this transaction, in the amount of R$2,492 was recorded in income as realized gain on assets available for sale.

b)             Fertilizers Businesses

In 2010, we acquired 78.92% of the total capital and 99.83% of the voting capital of Vale Fertilizantes and 100% of the total capital of Vale Fosfatados. In 2011 we concluded several transactions including a public offer to acquire the free floating shares of Vale Fertilizantes S.A. During this offer both the common and preferred shares were acquired for R$ 25.00 per share, amounting to a total of R$ 2.078 billion at the date the financial settlement of the transaction. After the public offering, we hold 99,05% of the total capital and 99,98% of voting capital of Vale Fertilizantes.

The purchase price allocation based on the fair values of acquired assets and liabilities was based on studies performed by us with the assistance of external valuation specialists and was finalized during 2011.

The goodwill balance arises primarily due to the synergies between the acquired assets and the potash operations in Taquari-Vassouras, Carnalita, Rio Colorado and Neuquém and phosphates in Bayóvar I and II, in Peru, and Evate, in Mozambique. The future development of our projects combined with the acquisition of the portfolio of fertilizer assets will allow Vale to be one of the biggest in the global fertilizer business.

Purchase Price	10,696
Portion attributed to noncontrolling interest	1,416
Cost Value of proprerty, plant and equipment and mining assets	(3,665)
Cost value of the assets and liabilities assumed, net	(730)
Adjustment to fair value of property, plant and equipment	(9,499)
Adjustment to fair value of inventory	(181)
Deferred income taxes on above adjustments	3,291

Goodwill	1,328

c)             Acquisition of NESA

In July 2011, we acquired 9% of Norte Energia S.A. (“NESA”) from Gaia Energia e Participações S.A. (Gaia) for R$ 110 (US$ 70). NESA was established with the sole purpose of implementing, operating and exploring the Belo Monte hydroelectric plant, which is still in the early development stage. Vale estimated an investment of R$ 2.300 (equivalent to US$ 1.2 billion) of future capital contributions arising from the acquired stake. Until December 31, 2011 the total capital contribution was R$ 137.

7.             Cash and Cash Equivalents

	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Cash and bank accounts	2,031	1,212	177	59
Short-term investments	5,427	12,257	398	4,764
	7,458	13,469	575	4,823

Cash and cash equivalents includes cash values, demand deposits, and financial investments with insignificant risk of changes in value, being part Brazillian reais indexed the rate of interbank certificates of deposit (“DI Rate”our”CDI”)  and part in US dollars in Time deposits with maturity less than three months.

8.             Short-term investments

	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Time deposits	115	2,987	—	—

This includes the financial investments in low risk investments with a maturity of between 91 and 360 days, classified as a financial asset.

9.             Accounts Receivables

	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Denominated in reais “brazilian reals”	2,158	1,861	2,238	1,595
Denominated in other currencies, mainly US$	14,275	12,297	13,699	16,904
	16,433	14,158	15,937	18,499

Allowance for doubtful accounts	(197)	(196)	(128)	(121)
	16,236	13,962	15,809	18,378

Accounts receivables related to steel industry market represent 67,9% and 75,9%, of receivables on December 31, 2011 and 2010, respectively

No customer alone represents over 10% of receivables or revenues.

The loss estimates for credit losses recorded in income as at December 31, 2011, and December 31, 2010 totaled R$3, R$40, respectively. We wrote off on December 31, 2011, and December 31, 2010, the total of R$2, R$66, respectively.

10.          Inventories

	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Inventories of products
Finished	4,964	3,101	2,170	1,535
In process	2,636	1,658	—	—
	7,600	4,759	2,170	1,535

Inventories of expenditure	2,751	2,833	1,013	782

Total	10,351	7,592	3,183	2,317

On December 31, 2011, inventory balances include a provision for adjustment to market value of nickel, steel industry products and manganese in the amount of R$ 27, R$ 0 and R$ 16 (R$0, R$5 and R$0 in 2010), respectively.

	Consolidated	Parent Company
Changes in the inventory
Balance on January 1, 2010	4,012	1,148
Addition	28,690	15,573
Transfer on maintenance supplies	6,071	2,959
Write-off by sale	(33,756)	(17,892)
Addition (write-off) by inventory adjustment	(253)	(253)
Write-off by impairments	(5)	—
Balance on December 31, 2010	4,759	1,535
Addition	36,766	18,700
Transfer on maintenance supplies	7,653	3,181
Write-off by sale	(40,489)	(20,958)
Addition (write-off) by inventory adjustment	(1,051)	(261)
Write-off by impairments	(38)	(27)
Balance on December 31, 2011	7,600	2,170

	Consolidated	Parent Company
Changes on Inventory of consumable materials
Balance on January 1, 2010	1,901	734
Addition	7,003	3,007
Consumption	(6,071)	(2,959)
Balance on December 31, 2010	2,833	782
Addition	7,571	3,412
Consumption	(7,653)	(3,181)
Balance on December 31, 2011	2,751	1,013

11.          Recoverable Taxes

Recoverable taxes are stated at net value of any realized loss and are classified by the estimated time for realization:

	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Income tax	1,606	782	168	137
Value-added tax	1,985	871	731	479
Brazilian Federal Contributions (PIS - COFINS)	1,902	1,655	1,536	1,394
Others	57	100	82	76
Total	5,550	3,408	2,518	2,086

Current	4,317	2,796	2,317	1,961
Non-current	1,233	612	201	125
	5,550	3,408	2,518	2,086

12.          Investments

	Consolidated	Parenty Company
Changes in Investments
Balance as january 01, 2010	4,562	87,894
Additions	69	2,768
Lower	—	(3,833)
Cumulative translation adjustment	(489)	(770)
Equity	(48)	8,661
Cumulative translation adjustment	—	(685)
Dividends proposed 2010	(149)	(1,924)
Balance as december 31, 2010	3,945	92,111
Additions	6,874	6,284
Lower	(9)	(579)
Cumulative translation adjustment	407	8,168
Equity	(51)	9,996
Cumulative translation adjustment	(28)	(765)
Dividends proposed 2011	(221)	(2,065)
Balance as december 31, 2011	10,917	113,150

	Investments		Equity results					Received dividends
	Year ended		Three-month period ended (unaudited)			Year ended		Three-month period ended (unaudited)			Year ended
	December 31, 2011	December 31, 2010	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Subsidiaries and affiliated companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	266	85	(12)	(10)	(32)	(48)	(49)	—	—	—	—	—
ALBRAS - Alumínio Brasileiro S.A. (a)	—	1,088	—	—	33	—	(7)	—	—	—	—	—
ALUNORTE - Alumina do Norte do Brasil S.A. (a)	—	2,732	—	—	50	—	167	—	—	31	—	31
Balderton Trading Corp	341	313	(16)	(6)	(11)	(28)	(11)	—	—	—	—	—
Biopalma da Amazonia S.A.	442	—	(35)	(2)	—	(37)	—	—	—	—	—	—
Companhia Portuária da Baía de Sepetiba - CPBS	350	347	27	51	42	152	151	155	—	147	155	147
Compañia Minera Miski Mayo S.A.C	403	356	3	23	(17)	6	(21)	—	—	—	—	—
Ferrovia Centro-Atlantica S.A. ( b)	2,590	1,916	(12)	(29)	(4)	(136)	(15)	—	—	—	—	—
Ferrovia Norte Sul S.A.	1,740	1,743	(8)	1	(11)	(4)	2	—	—	—	3	—
Mineração Corumbaense Reunida S.A.	1,113	913	84	186	(15)	297	6	—	—	—	—	—
Mineração Paragominas S.A.	—	1,813	—	—	5	(46)	5	—	—	—	—	—
Minerações Brasileiras Reunidas S.A. - MBR ( c )	3,834	3,291	445	(28)	(51)	230	(220)	—	—	—	—	19
Potasio Rio Colorado S.A.	1,494	455	(30)	(41)	(84)	(72)	(36)	—	—	—	—	—
Rio Doce Australia Pty Ltd.	752	1,157	(307)	(42)	42	(507)	(118)	—	—	—	—	—
Salobo Metais S.A. ( b )	4,625	3,271	(12)	(13)	(39)	19	(81)	—	—	—	—	—
Sociedad Contractual Minera Tres Valles ( b )	432	394	(39)	(27)	—	(76)	—	—	—	—	—	—
Urucum Mineração S.A. (e)	—	120	—	(23)	19	30	51	—	—	—	41	—
Vale Austria Holdings GMBH (c )	7,850	1,626	(138)	(142)	(92)	1,036	(90)	—	—	—	—	—
Vale Canada Limited (c )	9,746	8,992	(473)	(254)	68	(215)	(697)	—	—	—	—	—
Vale Colombia Holding Ltd.	1,183	826	11	12	16	18	(3)	—	—	—	—	—
Vale Fertilizantes S.A.	10,735	6,055	73	5	(11)	203	(11)	—	—	—	—	—
Vale Fosfatados S.A. (d )	—	3,217	—	—	(35)	1	(35)	—	—	—	—	—
Vale International S.A. (c )	43,804	40,083	1,553	1,304	2,828	7,805	7,827	—	—	—	—	—
Vale Manganês S.A.	717	890	(34)	25	80	25	201	199	—	—	383	—
Vale Mina do Azul S.A.	154	—	73	(59)	—	13	—	—	—	—	—	—
Vale Moçambique S.A.	771	326	(121)	(93)	(187)	(438)	(192)	—	—	—	—	—
Vale Shipping Holding Pte. Ltd.	3,945	1,245	(6)	27	—	55	—	—	—	—	—	—
VBG Vale BSG Limited	757	833	(93)	(38)	—	(175)	—	—	—	—	—	—
Outras	122	709	30	(39)	72	31	117	14	—	3	14	30
	98,166	84,796	963	788	2,666	8,139	6,941	368	—	181	596	227
Joint controlled entities

California Steel Industries, INC	301	258	(2)	3	2	21	3	11	—	—	11	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	208	208	17	9	15	55	76	—	27	—	54	18
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	214	212	45	(24)	59	34	67	—	—	—	32	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	150	143	13	25	23	78	30	71	—	—	71	45
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	372	333	12	26	20	75	84	—	—	5	36	5
MRS Logística S.A.	1,028	851	51	52	49	219	157	81	—	111	92	126
Samarco Mineração S.A.	745	676	332	330	456	1,453	1,412	208	408	980	1,384	1,639
Teal Minerals (Barbados) Incorporated	437	150	6	(3)	8	(9)	(16)	—	—	—	—	—
Vale Florestar S.A.	227	235	(4)	(2)	—	(8)	(7)	—	—	—	—	—
Vale Soluções em Energia S.A.	272	199	(1)	(4)	(55)	(28)	(55)	—	—	—	—	—
Others	113	105	3	6	10	18	17	—	—	—	1	—
	4,067	3,370	472	418	587	1,908	1,768	371	435	1,096	1,681	1,833
Affiliates
CSP- Companhia Siderugica do PECEM	499	30	(6)	—	—	(6)	—	—	—	—	—	—
Henan Longyu Energy Resources CO., LTD.	529	416	30	42	113	140	134	—	—	—	—	147
LOG-IN - Logística Intermodal S/A (f )	212	224	(8)	(1)	6	(12)	6	—	—	—	—	—
Norsk Hydro ASA (g )	6,029	—	(39)	120	—	160	—	—	—	—	84	—
Norte Energia S.A.	137	—	—	—	—	—	—	—	—	—	—	—
Tecnored Desenvolvimento Tecnologico S.A.	86	66	(8)	(3)	—	(13)	(18)	—	—	—	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	3,003	3,065	(157)	(127)	(127)	(309)	(144)	—	—	—	—	—
Zhuhai YPM Pellet Co	43	42	—	(1)	7	—	16	—	—	—	—	—
Others	379	102	9	(2)	(35)	(11)	(42)	—	—	—	—	—
	10,917	3,945	(179)	28	(36)	(51)	(48)	—	—	—	84	147
	113,150	92,111	1,256	1,234	3,217	9,996	8,661	739	435	1,277	2,361	2,207

(a) Investment sold in 2011;

(b) Investment balance includes the values of advance for future capital increase;

(c) Excluded from equity, investment companies have already detailed in note;

(d) Incorporated in Vale Fertilizantes S.A. in 2011;

(e) Incorporated in Mineração Corumbaense Reunida S.A. in 2011;

(f) Market value on December 31, 2011 and 2010 was R$ 197 and R$ 299, respectively;

(g) Market value on December 31, 2011 was R$ 3,807.

Dividends received directly by the Company in 2011 were R$ 2,196 and R$ 2,060 was 2010.

	December 31, 2011
	Total %	Voting %	Assets	Liabilities	Stockholders Equity	Operating Results	Adjusted net income for the year
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	100.00	100.00	270	4	266	(49)	(48)
Balderton Trading Corp	100.00	100.00	380	39	341	(28)	(28)
Biopalma da Amazonia S.A.	70.00	70.00	1,132	500	632	(10)	(53)
Companhia Portuária da Baía de Sepetiba - CPBS	100.00	100.00	427	77	350	216	152
Compañia Minera Miski Mayo S.A.C	40.00	51.00	1,291	276	1,015	44	15
Ferrovia Centro-Atlantica S.A.	99.99	99.99	2,699	109	2,590	(156)	(136)
Ferrovia Norte Sul S.A.	100.00	100.00	1,885	145	1,740	(11)	(4)
Mineração Corumbaense Reunida S.A	100.00	100.00	1,949	836	1,113	337	297
Minerações Brasileiras Reunidas S.A. - MBR	92.99	92.99	6,044	1,193	4,851	87	392
Potassio Rio Colorado S.A.	100.00	100.00	1,629	135	1,494	(72)	(72)
Rio Doce Australia Pty Ltd.	100.00	100.00	4,662	3,910	752	(469)	(507)
Salobo Metais S.A.	100.00	100.00	5,532	907	4,625	(33)	19
Sociedad Contractual Minera Tres Valles	90.00	90.00	566	109	457	(84)	(84)
Vale Austria Holdings GMBH	100.00	100.00	14,186	6,336	7,850	1,716	1,036
Vale Canada Limited	100.00	100.00	56,186	46,440	9,746	2,386	(194)
Vale Colombia Holding Ltd.	100.00	100.00	1,516	333	1,183	33	18
Vale Fertilizantes S.A.	99.05	99.98	16,087	5,237	10,850	464	243
Vale International S.A.	100.00	100.00	99,250	55,446	43,804	7,004	7,796
Vale Manganês S.A.	100.00	100.00	1,167	450	717	52	25
Vale Mina do Azul S.A.	100.00	100.00	307	153	154	20	13
Vale Moçambique S.A.	100.00	100.00	3,672	2,901	771	(379)	(438)
Vale Shipping Holding Pte. Ltd.	100.00	100.00	4,000	55	3,945	46	55
VBG Vale BSGR Limited	51.00	51.00	2,961	1,482	1,479	(211)	(343)

Joint controlled entities
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	508	91	417	168	109
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	50.89	51.00	847	426	421	98	66
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	50.90	51.00	404	109	295	236	153
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.00	51.11	833	103	730	216	148
MRS Logística S.A.	45.84	45.68	5,471	3,228	2,243	930	524
Samarco Mineração S.A.	50.00	50.00	6,808	5,319	1,489	3,911	2,906
Teal Minerals (Barbados) Incorporated	50.00	50.00	1,261	385	876	(9)	(18)
Vale Soluções em Energia S.A.	52.77	52.77	724	212	512	(59)	(52)

Direct and indirect affiliates
Henan Longyu Energy Resources CO., LTD.	25.00	25.00	3,020	904	2,116	714	561
LOG-IN - Logística Intermodal S/A	31.33	31.33	1,394	766	628	(21)	(35)
Norsk Hydro ASA	22.00	22.00	41,893	15,115	26,778	1,557	727
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	26.87	26.87	15,587	4,410	11,177	(929)	(1,150)

13.          Intangible

	Consolidated
	December 31, 2011			December 31, 2010
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime
Goodwill	8,990	—	8,990	8,655	—	8,655
	8,990	—	8,990	8,655	—	8,655

Finite useful lifetime
Concession and subconcession	12,739	(3,593)	9,146	11,431	(3,551)	7,880
Right to use	1,133	(80)	1,053	1,102	(48)	1,054
Others	1,683	(1,120)	563	1,542	(857)	685
	15,555	(4,793)	10,762	14,075	(4,456)	9,619

Total	24,545	(4,793)	19,752	22,730	(4,456)	18,274

	Parent Company
	December 31, 2011			December 31, 2010
	Cost	Amortization	Net Intangible	Cost	Amortization	Net Intangible
Indefinite useful lifetime
Goodwill	8,990	—	8,990	8,655	—	8,655
	8,990	—	8,990	8,655	—	8,655

Finite useful lifetime
Concession and subconcession	5,919	(2,105)	3,814	6,189	(2,366)	3,823
Right to use	679	(72)	607	679	(48)	631
Others	1,683	(1,120)	563	1,311	(857)	454
	8,281	(3,297)	4,984	8,179	(3,271)	4,908

Total	17,271	(3,297)	13,974	16,834	(3,271)	13,563

The useful life of the concessions and sub-concessions are detailed in note 27.

The rights of use refers basically to the usufruct contract entered into with non-controlling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right to use will expires in 2037 and Vale Canada’s intangible will end in September 2046.

The table below shows the movement of intangible assets during the period:

	Consolidated
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2010	7,181	7,413	1,266	582	16,442
Addition through acquisition	1,329	2,199	—	227	3,755
Write off	—	(894)	(193)	(1)	(1,088)
Amortization	—	(700)	(24)	(261)	(985)
Translation adjustment	145	—	5	—	150
Others	—	(138)	—	138	—
Balance at December 31, 2010	8,655	7,880	1,054	685	18,274
Addition through acquisition	—	2,214	—	295	2,509
Write off	—	(135)	—	(2)	(137)
Amortization	—	(1,044)	(24)	(185)	(1,253)
Translation adjustment	335	—	23	—	358
Others	—	231	—	(230)	1
Balance at December 31, 2011	8,990	9,146	1,053	563	19,752

	Parent Company
	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance at January 1, 2010	7,181	3,570	655	381	11,787
Addition through acquisition	1,329	1,614	—	227	3,170
Write off	—	(744)	—	(1)	(745)
Amortization	—	(616)	(24)	(154)	(794)
Translation adjustment	145	—	—	—	145
Others	—	(1)	—	1	—
Balance at December 31, 2010	8,655	3,823	631	454	13,563
Addition through acquisition	—	331	—	295	626
Write off	—	(30)	—	(2)	(32)
Amortization	—	(310)	(24)	(184)	(518)
Translation adjustment	335	—	—	—	335
Balance at December 31, 2011	8,990	3,814	607	563	13,974

14.          Property, plant and equipment

	Consolidated
	Land	Building	Facilities	Computer equipament	Mineral assets	Others	Constructions im progress	Total
Costs:
Balance in January 1, 2010	477	5,693	17,054	45	28,954	25,487	31,238	108,948
Acquisitions	—	—	—	—	—	—	21,676	21,676
Low to alienation	(2)	(191)	(490)	(33)	(173)	(114)	(873)	(1,876)
Depreciation and amortization	—	(513)	(1,743)	(329)	(245)	(2,094)	—	(4,924)
Translation adjustment	—	(264)	3,820	(1)	720	1,080	908	6,263
Transfers	117	3,952	7,316	774	11,416	8,842	(32,417)	—
Balance in December 31, 2010	592	8,677	25,957	456	40,672	33,201	20,532	130,087
Aquisition	—	—	—	—	—	—	23,787	23,787
Low to alienation	—	(91)	(27)	(3)	(36)	(104)	(191)	(452)
Depreciation and amortization	—	(216)	(876)	(129)	(251)	(3,077)	—	(4,549)
Translation adjustment	—	(24)	(2,498)	7	977	6,637	4,133	9,232
Transfers	738	3,621	(1,038)	365	(6,698)	1,078	1,934	—
Balance in December 31, 2011	1,330	11,967	21,518	696	34,664	37,735	50,195	158,105

	Parent Company
	Land	Building	Facilities	Computer equipament	Mineral assets	Others	Constructions im progress	Total

Balance in January 1, 2010	272	2,332	9,752	302	1,531	11,248	14,256	39,693
Acquisitions	—	—	—	—	—	—	8,603	8,603
Low to alienation	(2)	(175)	(1,093)	(14)	(129)	(549)	(681)	(2,643)
Depreciation and amortization	—	(110)	(513)	(309)	(130)	(130)	2	(1,190)
Transfers	92	496	433	197	1,492	1,506	(4,216)	—
Balance in December 31, 2010	362	2,543	8,579	176	2,764	12,075	17,964	44,463
Aquisition	—	—	—	—	—	—	13,990	13,990
Low to alienation	—	(3)	(15)	—	(25)	(44)	(351)	(438)
Depreciation and amortization	—	(114)	(509)	(103)	(94)	(1,692)	—	(2,512)
Transfers	400	2,594	4,033	145	575	(281)	(7,466)	—
Balance in December 31, 2011	762	5,020	12,088	218	3,220	10,058	24,137	55,503

Depreciation of the period allocated to the production cost and expenses, for the year ended in December 31, 2011 and 2010, in the amount of R$ 191 and R$ 275, respectively, in the consolidated. And in December 31, 2011 and 2010, in the amount of R$ 134 and R$ 206, respectively, in the parent company.

The net property, plant and equipments given in guarantees for judicial claims in December 31, 2011 and 2010 correspond to R$ 191 and R$ 275 in the consolidated, and R$ 134 and R$ 206 in the parent company, respectively.

15.          Impairment of Non-financial Assets

As defined in the accounting policy described in note 2.n), the Company annually tests the recoverable value of its intangibles assets of long-lived assets, which are mainly the portion of goodwill for expected future earnings arising from process of the business combination.

For long-term non-financial assets, which are not subject to amortization, are reviewed whenever there are indications that the carrying amount is not recoverable.

The Company uses to determine the recoverable value the greater amount between the fair value less cost to sell and the value in method, that is based on the projection of expected cash flows of the business at the valuation date until expected date at the end of useful life of the mine, process plant or business. During projection, the key assumptions considered are related to: mineral reserves and resources, sales prices of all commodities, operating costs, capital investment and discount rates.

Management determines its cash flows based on approved budgets, taking into consideration reserves and mineral resources estimated by internal experts, costs and investments based on the best estimate and past performance, sale prices consistent with projections used in reports published by industry, and considering the market price when available and appropriated. Cash flows used were designed based on the useful life of each unit (consumption of reserves in case of mineral units) and considered maximum and minimum discount rates (8.0% - 5.5%) that reflect specific risks related to relevant assets in each generating unit, depending on their composition and location.

As a result of the annual tests in 2011 and 2010 no expense for loss on recoverable value of assets and goodwill was recognized.

The determination of the recoverability of assets depends on certain key assumptions as described above which are influenced by market conditions prevailing at the time that such impairment is tested and thus it is not possible to determine if further recoverability losses will occur in the future and, if they were to occur, if these would be materials.

16.          Loans and Financing

a)             Short term debts

	Consolidated
	December 31, 2011	December 31, 2010

Loans attached to imports and exports	618	804
Working capital	42	340
	660	1,144

Financings raised in the short term for export, denominated in U.S. dollars with an average interest rate on December 31, 2011 and 2010 of 1.81% py and 2% py, respectively.

b)             Long term

	Consolidated
	Current liabilities		Noncurrent liabilities
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Long-term contracts abroad
Loans and financing in:
United States dollars	1,022	4,062	6,726	5,416
Others currencies	17	29	96	362
Fixed rates
Notes indexed in United Stated dollars (fixed rates)	767	—	18,820	17,065
Euro	—	—	1,812	1,671
Perpetual notes	—	—	—	130
Accrued charges	426	401	—	—
	2,232	4,492	27,454	24,644
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	527	187	10,426	6,963
Basket of currencies	3	2	—	207
Loans in United States dollars	22	2	70	1,229
Non-convertible debentures into shares	214	—	4,803	4,736
Accrued charges	214	183	—	—
	980	374	15,299	13,135
	3,212	4,866	42,753	37,779

	Parent Company
	Current liabilities		Noncurrent liabilities
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Long-term contracts abroad
Loans and financing in:
United States dollars	165	236	3,325	2,531
Others currencies	—	5	—	—
Fixes rates
Euro	—	—	1,812	1,671
Accrued charges	81	73	—	—
	246	314	5,137	4,202
Long-term contracts in Brazil
Indexed to TJLP, TR, IGP-M e CDI	448	121	9,459	6,275
Basket of currencies	—	2	—	207
Loans in United States dollars	—	—	—	1,224
Non-convertible debentures into shares	—	—	4,000	4,000
Accrued charges	198	179	—	—
	646	302	13,459	11,706
	892	616	18,596	15,908

The long-term portion on December 31, 2011 has maturity in the following years:

	Consolidated	Parent Company
2013	6,313	4,783
2014	2,749	1,977
2015	2,388	997
2016	3,358	1,002
2017 onwards	27,266	9,837
No maturity date (non-convertible debentures)	679	—
	42,753	18,596

The long-term portion on December 31, 2011 has maturity in the following years:

	Consolidated	Parent Company
Up to 3%	10,307	5,803
3,1% to 5% (*)	4,922	2,405
5,1% to 7%	16,719	1,791
7,1% até 9% (**)	5,544	2,321
9,1% até 11% (**)	4,418	4,050
Over 11% (**)	4,045	3,118
Variable	10	—
	45,965	19,488

(*) Includes the operation of Eurobonds which we have entered derivative financial instrument at a cost of 4.71% per year in american dollars.

(**) Includes non-convertible debentures and other Brazilian real denominated debt that interest at Brazilian Certificate of Deposit (CDI) and Brazilian Government long-term Interest Rates (TJLP) plus a spread. Due to these operations, derivative financial instruments were contracted to protect the Company’s exposure to variations in the floating debt in reais. The total contracted amount for these transactions is R$11,298, of which R$9,418 has an original interest rates above 7% per year. The average cost after taking into account the derivative transaction is 2.98% per year in US dollars.

The total average cost of all derivative transactions is of 3.22% per year in US dollars.

On January 4, 2012, (subsequent event) Vale issued R$ 1,868 (US$1 billion) notes due in 2022 sold at a price of 98.804% of the principal amount and will bear a coupon of 4.375% per year, payable semi-annually through its wholly-owned subsidiary Vale Overseas Limited.

c) Credit Lines

Vale has available revolving credit lines that can be disbursed and paid at any time, during its availability period. On December 31, 2011, the total amount available under the revolving credit lines was R$7,660 (US$4,100 million), of which R$5,605 (US$3,000 million) can be drawn by Vale S.A., Vale Canada Limited and Vale International, R$654 (US$350 million) can be drawn by Vale International and the balance by Vale Canada Limited. As of December 31, 2011, none of the borrowers had drawn any amounts under these facilities, but letters of credit totaling R$200 (US$107 million) had been issued and remained outstanding pursuant to Vale Canada Limited’s facility.

In August 2011, we entered into an agreement with a syndicate of financial institutions, with the support of Korean Trade Insurance Corporation (K-Sure), to finance the acquisition of five large ore carriers and two capesize bulkers. The agreement provides a credit line of up to R$990 (US$530 million). As of December 31, 2011, Vale had drawn R$333 (US$178 million) as agreed.

In October 2010, Vale signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to R$ 1,868 (US$1 billion). As of December 31, 2011, Vale disbursed R$ 934 (US$ 500 million).

In September 2010, Vale entered into agreements with The Export-Import Bank of China and the Bank of China Limited for the financing of 12 very large ore carriers, comprising a facility in an amount up to R$ 2,048 (US$1,229 million). The financing has a 13-year total term to be repaid, and the funds will be disbursed during 3 years according to the construction schedule. As of December 31, 2011, we had drawn R$872 (US$467 million).

In June 2010, Vale established certain facilities with Banco Nacional de Desenvolvimento Econômico Social — BNDES for a total amount of R$774 to finance the acquisition of domestic equipments. In March 31, 2011, Vale increased the amount of credit lines through a new agreement with BNDES in R$ 103 million. As of December 31, 2011, R$615 was disbursed in this agreement.

In May 2008, the Company has signed agreements with Japanese long term financing credit agencies in the amount of R$9,342 (US$ 5 billion), being R$5,605 (US$ 3 billion) with Japan Bank for International Cooperation (JIBC) and R$3,737 (US$

2 billion) with Nippon Export and Investment Insurance (NEXI), to finance mining projects, logistics and energy generation. As of December 31, 2011, Vale through its subsidiary PT International Nickel Indonesia Tbk (PTI) withdrew R$ 560 (US$ 300 million) under the credit facility NEXI to finance the construction of the hydroelectric plant of Karebbe, Indonesia.

In April 2008, Vale has signed a credit line in the amount of R$ 7,300 with Banco Nacional de Desenvolvimento Econômico e Social - BNDES to finance its investment program. As of December 31, 2011, Vale withdrew R$ 2,795 million in this agreement.

d) Guarantee

On December 31, 2011, R$1,902 of the total aggregate outstanding debt were secured by fixed assets. The outstanding balance, in the amount of R$44,212 has no guarantee.

e) Covenants

The principal covenants, included in certain financial agreements, require the observance of certain ratios, such as debt to EBITDA and interest coverage. Vale has not identified any events of noncompliance as of December 31, 2011.

17.          Provision

We are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues administratively and in court, which, when applicable, are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal opinion of the legal board of the Company and by its external legal consultants.

	Consolidated
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as January 01, 2010	1,933	935	1,273	61	4,202
Additions	451	64	271	2	788
Reversals	(331)	(170)	(45)	—	(546)
Payments	(751)	(49)	(327)	(2)	(1,129)
Monetay update	176	113	105	3	397
Balance as December 31, 2010	1,478	893	1,277	64	3,712
Additions	72	256	685	11	1,024
Reversals	(83)	(349)	(156)	(16)	(604)
Payments	(169)	(287)	(348)	(19)	(823)
Monetay update	143	(18)	(17)	21	129
Balance as December 31, 2011	1,441	495	1,441	61	3,438

	Parent Company
	Tax contingencies	Civil contingencies	Labor contingencies	Environmental contingencies	Total accrued liabilities
Balance as January 01, 2010	1,173	539	993	26	2,731
Additions	156	51	271	2	480
Reversals	(329)	(18)	(45)	—	(392)
Payments	(751)	(5)	(251)	(1)	(1,008)
Monetay update	76	113	104	4	297
Balance as December 31, 2010	325	680	1,072	31	2,108
Additions	37	57	660	11	765
Reversals	(2)	(349)	(145)	—	(496)
Payments	(7)	(143)	(347)	(15)	(512)
Monetay update	89	(22)	(23)	19	63
Balance as December 31, 2011	442	223	1,217	46	1,928

Provisions for Tax Contingencies - The nature of tax contingencies refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources — CFEM and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation — AITP and questions about the location for the purpose of incidence of Service Tax — ISS.

Provision for Civil Contingencies - They are related to the demands that involve contracts between Vale and other group companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

Provision for Labor Contingencies - Consist of lawsuits filed by employees and service providers, questioning parcels arising from the employment relationship. The most recurring objects are payment of overtime, hours in “intinere”, hazard pay and unhealthy. The social security contingencies are also included in this context because arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale/group companies, whose core is the incidence of compulsory social security or not.

In addition to those provisions, there are judicial deposits. These deposits are the guarantees to the contingencies required in court. They are monetarily update and reported in noncurrent assets of the Company until it happens the court decision to rescue these deposits by the complainant, unless there is a favorable outcome of the issue to the entity. Judicial deposits are as follows:

	Consolidated		Parent Company
Judicial deposits	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Tax contingencies	927	910	474	458
Civil contingencies	293	692	184	609
Labor contingencies	1,691	1,451	1,425	1,237
Environmental contingencies	9	9	8	8

Total	2,920	3,062	2,091	2,312

The Company discuss in its administrative and judicial sphere about legal actions where the loss expectation is considered possible and understands there is no needs to provision, since there is a strong legal basis for the positioning of the Company. These contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	Consolidated		Parent Company
Possible Contingencies	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Tax contingencies	35,938	4,419	30,814	217
Civil contingencies	2,800	1,827	1,567	1,195
Labor contingencies	3,602	3,308	3,348	3,036
Environmental contingencies	2,024	52	2,009	37

Total	44,364	9,606	37,738	4,485

The increase in the values of the tax contingencies with a possible prognosis refers mainly to discussion relating to recovery of Income Tax and Social Contribution, calculated based on the equity method in foreign subsidiaries.

18.          Asset retirement obligation

The Company uses various judgments and assumptions when measuring the obligations related to discontinuation of use of assets. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount to present value and update the provision to December  31, 2011 and 2010 were 5.82% p.y. and 7.96% p.y. respectively. The liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.

The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated	Parent Company

Balance in January 1, 2010	2,086	846
Increase expense	205	132
Liquidation in the current period	(78)	(77)
Revisions in estimated cash flows	384	(96)
Cumulative translation adjustments	(6)	—
Balance in December 31, 2010	2,591	805
Increase expense	215	102
Liquidation in the current period	(96)	(52)
Revisions in estimated cash flows	788	261
Cumulative translation adjustments	106	—
Balance in December 31, 2011	3,604	1,116

Current	136	21
Non-current	3,468	1,095
	3,604	1,116

19.          Deferred Income Tax and Social Contribution

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Recoverable income tax	1,712	1,273	—	—
Temporary differences:
Pension plan	891	1,223	134	231
Provision	882	964	708	787
Impairment of Assets	1,645	1,113	748	629
Fair value of financial instruments	991	631	994	619
Goodwill linked to property acquired	(12,424)	(11,583)	—	—
Others	(778)	(554)	(475)	(477)
Total	(7,081)	(6,933)	2,109	1,789

Social contribution	—	(3,574)	—	(3,574)
Total	(7,081)	(10,507)	2,109	(1,785)

Assets	3,692	2,440	2,109	1,789
Liabilities	(10,773)	(12,947)	—	(3,574)
	(7,081)	(10,507)	2,109	(1,785)

	Consolidated			Parent Company
	Assets	Liabilities	Total	Ativo
Total amount in January 1, 2010	2,760	(9,307)	(6,547)	730
Net income effect	(507)	2,758	2,251	624
Addition/settlement of temporary difference	254	(560)	(306)	(4)
Subsidiary acquisition	—	(3,810)	(3,810)	—
Cumulative translation adjustment	—	261	261	—
Tax losses consumption	(846)	—	(846)	(846)
Tax losses recognition	779	—	779	—
Deferred social contribution	—	(2,254)	(2,254)	(2,254)
Other comprehensive income	—	(35)	(35)	(35)
Total amount in December 31, 2010	2,440	(12,947)	(10,507)	(1,785)
Net income effect	1,061	(549)	512	299
Subsidiary acquisition	—	(127)	(127)	—
Cumulative translation adjustment	170	(724)	(554)	—
Deferred social contribution	—	3,574	3,574	3,574
Other comprehensive income	21	—	21	21
Total amount in December 31, 2011	3,692	(10,773)	(7,081)	2,109

The deferred assets and liabilities of income tax and social contribution arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.

These temporary differences that will be performed upon the occurrence of the corresponding relevant facts generators have the following expectations:

	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Deferred income tax and social contribution

to be recovered after than 12 months	(7,612)	(10,941)	1,793	(2,033)
to be recovered within 12 months	531	434	316	248
	(7,081)	(10,507)	2,109	(1,785)

The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Three-month period ended (unaudited)
	Consolidated
	December 31, 2011	September 30, 2011	December 31, 2010
Income before tax and social contribution	10,282	8,343	12,331
Results of equity investments	179	(28)	36
Exchange variation - not taxable	158	(307)	239
	10,619	8,008	12,606
Income tax and social contribution at statutory rates - 34%	(3,610)	(2,723)	(4,286)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	689	947	621
Tax incentive	568	192	422
Results of overseas companies taxed by different rates which differs from the parent company rate	224	539	1,220
Reversal	(262)	—	—
Deductible Social Contribution paid	—	886	—
Others	278	(334)	(97)
Income tax and social contribution on the profit for the period	(2,113)	(493)	(2,120)

	Year ended as of
	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Income before tax and social contribution	46,465	37,679	44,186	37,024
Results of equity investments	51	48	(9,996)	(8,661)
Exchange variation - not taxable	43	479	—	—
	46,559	38,206	34,190	28,363
Income tax and social contribution at statutory rates - 34%	(15,830)	(12,990)	(11,625)	(9,644)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	2,776	1,732	2,755	1,732
Tax incentive	1,507	1,390	1,188	1,093
Results of overseas companies taxed by different rates which differs from the parent company rate	2,315	2,988	—	—
Reversal	(485)	—	—	—
Deductible Social Contribution paid	886	—	886	—
Others	(234)	(155)	424	87
Income tax and social contribution on the profit for the period	(9,065)	(7,035)	(6,372)	(6,732)

In Brazil, Vale has a tax incentive of partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast with iron, railroad, manganese, copper, bauxite, kaolin and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally, for 10 years and are in the case of Company expire until 2020. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to Stockholders.

Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia - SUDAM and the Northeast Development Superintendence - SUDENE. When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders

Vale also has tax incentives related to the production of nickel from Vale New Caledonia — VNC. These incentives include temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with refund of 50% of temporary. In addition, VNC is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier interruption if the project achieves a specified cumulative rate of return. VNC is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. Vale also received tax incentives for projects in Mozambique, Oman and Malaysia.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

20.          Employee Benefits Obligations

a)             Retirement Benefit Obligations

The Company is the sponsor of pension plans mixed with characteristics of benefit and defined contribution (such as benefit plan Vale Mais), which includes retirement income and the risk benefits (death pension, retirement for disability and sickness benefit). These plans are calculated based on length of service, age, salary base and supplement to Social Security benefits. These plans are administered by Fundação Vale do Rio Doce de Seguridade Social — VALIA.

The Company also sponsors a pension plan with defined benefit characteristics. This plan was funded by monthly contributions made by the sponsor and employees, calculated on the basis of periodic actuarial estimates. With the creation of the plan Vale Mais in May 2000, more than 98% of active employees opted to transfer. The defined benefit is still there, covering almost exclusively retired participants and their beneficiaries. This plan is also administered by VALIA.

Additionally, a specific group of former employees are entitled to additional payments to the normal benefits of VALIA through Complementation Bonus plus a post-retirement benefit that covers medical, dental and pharmaceutical assistance to that specific group.

The Company also has defined benefit plans and other post-employment benefits administered by other foundations and social security entities which, together, benefiting all employees.

The following information details the status of defined benefit elements of all the plans, as well as costs related to them.

The results of the actuarial valuation are as follows:

i.              Changes in the present value of obligations

	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Present value of obligations on January 1, 2010	4,745	8,209	2,270	4,745	2,387	324
Initial liability recognized with new consolidation	642	20	97	—	—	—
Current service cost	3	122	46	—	24	3
Interest cost	574	635	179	504	257	35
Benefits paid	(461)	(658)	(140)	(415)	(148)	(31)
Plan amendment	—	35	(4)	—	—	—
Actuarial loss	533	439	16	442	247	56
Exchange rates changes effects	—	18	36	—	—	—
Present value of obligations on December 31, 2010	6,036	8,820	2,500	5,276	2,767	387
Initial liability recognized with new consolidation
Current service cost	2	148	52	—	28	5
Interest cost	650	631	160	573	304	42
Benefits paid	(494)	(688)	(138)	(441)	(166)	(41)
Plan amendment	—	4	—	—	—	—
Net transfers	—	26	—	—	—	—
Alteration of hypotheses	—	(44)	(52)	—	—	—
Actuarial loss (gain)	444	(210)	192	404	(4)	78
Exchange rates changes effects	—	561	200	—	—	—
Present value of obligations on December 31, 2011	6,638	9,248	2,914	5,812	2,929	471

ii.            Evolution of the fair value of assets

	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of assets on January 1, 2010	7,190	7,131	19	7,190	1,977	—
Initial asset recognized with new consolidation	751	16	—	—	—	—
Actual return on assets	944	714	2	839	233	—
Sponsor contributions	4	316	140	—	206	31
Benefits paid	(461)	(658)	(140)	(415)	(148)	(31)
Actuarial loss (gain)	879	214	—	879	214	—
Exchange rates changes effects	—	8	1	—	—	—
Fair value of assets on December 31, 2010	9,307	7,741	22	8,493	2,482	—
Initial asset recognized with new consolidation
Actual return on assets	1,097	388	—	994	279	—
Sponsor contributions	4	964	138	1	242	41
Benefits paid	(494)	(690)	(138)	(441)	(166)	(41)
Actuarial loss (gain)	(242)	13	—	(331)	11	—
Antecipated settlement in the plan	—	(44)	(18)	—	—	—
Exchange rates changes effects	—	526	(1)	—	—	—
Fair value of assets on December 31, 2011	9,672	8,898	3	8,716	2,848	—

A special contribution was made to the Vale Canada Limited defined underfunded benefit plans of R$ 588 during the period. The contribution was made to bring the adequate ratios which provide Vale Canada with more certain funding requirements for 2011-2013

Administrative plan assets by Valia at December 31, 2011 and December 31, 2010 include investments in portfolio of our own stocks in the amount of R$ 636 and R$864, investments in debentures in the amount of R$ 117 and R$ 106 and investments equity on related parties in the amount of R$ 157 and R$135, respectively. They also include on December 31, 2011 and December 31, 2010, R$ 6,637 and R$6,914 of securities of the Federal Government. The assets of pension plans of Vale Canada Limited are in securities of the Government of Canada and in December31, 2011 and 2010, in the amount of R$1,219 and R$726, respectively. The assets plans linked to fertilizers assets, in December 31, 2011 and 2010 are in securities of the Federal Government is in the amount of R$ 278 and R$263, respectively.

iii.           Reconciliation of assets and liabilities recognized in the balance sheet

	Consolidated
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	(*) Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Present value of obligations in the year-end	(6,638)	(9,248)	(2,914)	(6,036)	(8,820)	(2,500)
Fair value of assets in the year-end	9,672	8,898	3	9,307	7,741	22
Net value of (gains) and losses not recorded in the balance sheet	—	(75)	174	—	(45)	67
Effect of limit of CPC 33, paragraph 58(b)	(3,034)	—	—	(3,271)	—	—
Total	—	(425)	(2,737)	—	(1,124)	(2,411)

Net actuarial asset/liability accrued
Current	—	(172)	(144)	—	(160)	(151)
Non-current	—	(253)	(2,593)	—	(964)	(2,260)
Total	—	(425)	(2,737)	—	(1,124)	(2,411)

	Parent Company
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Present value of obligations in the year-end	(5,812)	(2,929)	(471)	(5,276)	(2,767)	(387)
Fair value of assets in the year-end	8,716	2,848	—	8,493	2,482	—
Net value of (gains) and losses not recorded in the balance sheet	—	(74)	79	—	(57)	49
Effect of limit of CPC 33, paragraph 58(b)	(2,904)	—	—	(3,217)	—	—
Total	—	(155)	(392)	—	(342)	(338)

Net actuarial asset/liability accrued
Current	—	(120)	(21)	—	(139)	(37)
Non-current	—	(35)	(371)	—	(203)	(301)
Total	—	(155)	(392)	—	(342)	(338)

iv.                     Recorded costs in the statement of income

	Consolidated
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	2	147	50	3	101	46
Interest on actuarial liabilities	650	630	160	574	635	179
Expected return on assets	(1,097)	(640)	(2)	(944)	(579)	(1)
Amortization and (gains) / losses, net (paragraph 58a)	761	46	(11)	(404)	38	23
Effect of limit described in paragraph 58 (b) in CPC 33	(314)	—	—	771	—	—
Total costs, net	2	183	197	—	195	247

	Consolidated
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	—	28	5	—	24	3
Interest on actuarial liabilities	573	304	42	504	257	35
Expected return on assets	(994)	(277)	—	(839)	(223)	—
Amortization and (gains) / losses, net (paragraph 58a)	735	—	48	(436)	—	23
Effect of limit described in paragraph 58 (b) in cpc 33	(314)	—	—	771	—	—
Total costs, net	—	55	95	—	58	61

v.                       Actuarial and economic assumptions

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc.

The economic actuarial assumptions adopted were formulated considering the long-term period for maturity and should therefore be examined in that light. So, in the short term, they may not necessarily be realized.

In the evaluations were adopted the following economic assumptions:

Brazil
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans

Discount rate	10,91% a.a.	10,78% a.a.	10,90% a.a.	11,30% a.a.	11,30% a.a.	10,30% a.a.
Expected return on assets	11,91% a.a.	10,50% a.a.	N/A	12,00% a.a.	10,50% a.a.	N/A
Growth rate of payroll and related charges - up to 47 years	8,15% a.a.	N/A	N/A	8,15% a.a.	8,15% a.a.	N/A
Growth rate of payroll and related charges - after 47 years	5,00% a.a.	5,00% a.a.	N/A	5,00% a.a.	5,00% a.a.	N/A
Inflation	5,00% a.a.	5,00% a.a.	5,00% a.a.	5,00% a.a.	5,00% a.a.	5,00% a.a.
Nominal growth rate of medical costs	N/A	N/A	8,15% a.a.	N/A	N/A	8,15% a.a.

Foreign
	December 31, 2011		December 31, 2010
	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans

Discount rate	5,43% a.a.	5,43% a.a.	6,21% a.a.	5,44% a.a.
Expected return on assets	6,51% a.a.	6,51% a.a.	7,02% a.a.	6,50% a.a.
Growth rate of payroll and related charges - up to 47 years	4,10% a.a.	4,10% a.a.	4,11% a.a.	3,58% a.a.
Growth rate of payroll and related charges - after 47 years	4,10% a.a.	4,10% a.a.	4,11% a.a.	3,58% a.a.
Inflation	2,00% a.a.	2,00% a.a.	2,00% a.a.	2,00% a.a.
Nominal growth rate of medical costs	N/A	N/A	N/A	5,92% a.a.

vi.            Data from participants:

	Consolidated
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans

Number of actives participants	202	67,951	74,729	245	59,923	67,990
Average age	50	36	36	50	36	36
Average service length	27	7	8	27	8	9

Number of participants with deferred benefit (*)	—	5,815	—	—	4,876	—
Average age	—	39	—	—	40	—

Number of de retirees and pensioners	18,380	18,189	32,633	18,496	18,078	32,765
Average age	66	71	64	66	71	63

	Parent Company
	December 31, 2011			December 31, 2010
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans

Number of actives participants	14	54,179	65,047	21	45,829	55,019
Average age	51	35	35	51	35	35
Average service length	27	7	7	27	7	8

Number of participants with deferred benefit	—	4,141	—	—	3,397	—
Average age	—	35	—	—	36	—

Number of de retirees and pensioners	16,901	3,167	7,516	17,046	3,066	8,231
Average age	67	65	45	66	64	44

vii.                                Assets of pension plans

Brazilian Plans

The Investment Policy Statements of pension plans sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns. An Investment Policy Statement was established for each obligation by following results of a strategic asset allocation study.

Plan asset allocations comply with pension funds local regulation issued by CMN - Conselho Monetário Nacional (CMN Resolution 3,792/09). We are allowed to invest in six different asset classes, defined as Segments by the law, as follows: Fixed Income, Equity, Structured Investments (Alternative Investments and Infra-Structure Projects), International Investments, Real Estate and Loans to Participants in compliance with pre approved policies.

The investment policies aims to achieve adequate diversification, revenue and long-term valuation, through the combination of all asset classes described above to meet their obligations to many plans of the appropriate level of risk.

The pension fund has a risk management process with established policies that intend to identify measure and control all kind of risks faced by our plans, such as: market, liquidity, credit, operational, systemic and legal.

Foreign plans

The strategy for each of the pension plans sponsored by Vale Canada is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments.

viii.                            Overfunded pension plans

Brazilian Plans

The Defined Benefit Plan (the “Old Plan”) has the most part of its assets allocated in fixed income, mainly in Brazilian government bonds (such as TIPS) and corporate long term inflation linked corporate bonds with the objective to reduce the asset-liability volatility. This LDI (Liability Driven Investments) strategy, when considered together with Loans to Participants segment, aims to hedge plan’s liabilities against inflation risk and volatility. This plan had an average nominal income of 20% per annum, in the past 11 years. The target allocation for each investment segment or asset class in the following:

	December 31, 2011	December 31, 2010

Fixed income investments	57%	52%
Variable income investments	24%	28%
Structures investments	6%	6%
Foreing investments	1%	2%
Real Estate	8%	7%
Operations with participants (loans)	4%	5%

The “Plano Vale Mais” has obligations with characteristics of defined benefit plans and defined contribution plans. Most investments are in fixed income. To reduce the volatility of assets and liabilities from the components of the plot with defined benefit’s characteristics, we use Brazilian government bonds indexed to inflation. The target allocation for this strategy is 55% of total assets of this sub plan. Bellow there are the target allocations for each investment segment or asset class:

	December 31, 2011	December 31, 2010

Fixed income investments	56%	59%
Variable income investments	24%	24%
Structures investments	3.5%	2%
Foreing investments	0.5%	1%
Real Estate	6%	4%
Operations with participants (loans)	10%	10%

The Defined Contribution Vale Mais component offers three options of asset classes’ mix that can be chosen by participants. The options are: Fixed Income — 100%; 80% Fixed Income and 20% Equities and 65% Fixed Income and 35% Equities. Loan to participants is included in the fixed income options. Equities management is done through investment fund that targets Ibovespa index.

Assets by category are as follows:

	Consolidated
	December 31, 2011				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	—	—	—	—	9	—	—	9
Accounts receivable	28	—	—	28	135	—	—	135
Equity securities — net	2,391	146	—	2,537	2,201	126	—	2,327
Debt securities — corporate bonds	—	832	—	832	—	699	—	699
Debt securities — government bonds	3,442	—	—	3,442	3,523	—	—	3,523
Investment funds — Fixed Income	2,879	—	—	2,879	2,683	—	—	2,683
Investment funds — equity	538	—	—	538	855	—	—	855
Investment funds — private equity	21	—	—	21	39	—	—	39
Investment funds — not listed companies	—	—	331	331	—	—	213	213
Investment funds — real state	—	—	37	37	—	—	31	31
Real estate	—	—	748	748	—	—	481	481
Loans from participants	—	—	343	343	—	—	302	302
Total	9,299	978	1,459	11,736	9,445	825	1,027	11,297

Funds not related to risk plans				(2,064)				(1,990)
Fair value of plan assets at year-end				9,672				9,307

	Parent Company
	December 31, 2011				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets by category
Cash and cash equivalents	—	—	—	—	1	—	—	1
Accounts receivable	28	—	—	28	135	—	—	135
Equity securities — net	2,093	146	—	2,239	2,201	126	—	2,327
Debt securities — corporate bonds	—	782	—	782	—	699	—	699
Debt securities — government bonds	3,246	—	—	3,246	3,274	—	—	3,274
Investment funds — Fixed Income	2,636	—	—	2,636	2,428	—	—	2,428
Investment funds — equity	498	—	—	498	606	—	—	606
Investment funds — private equity	21	—	—	21	39	—	—	39
Investment funds — not listed companies	—	—	258	258	—	—	213	213
Investment funds — real state	—	—	32	32	—	—	31	31
Real state	—	—	708	708	—	—	438	438
Loans from participants	—	—	332	332	—	—	292	292
Total	8,522	928	1,330	10,780	8,684	825	974	10,483

Funds not related to risk plans				(2,064)				(1,990)
Fair value of plan assets at year-end				8,716				8,493

Measurement of overfunded plan assets at fair value with no observable market variables - level 3

	Consolidated					Parent Company
	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total
On January 1, 2010	151	—	391	275	817	151	—	391	275	817
Actual retorn on plan assets	(5)	2	81	41	119	(5)	2	76	38	111
Initial consolidation of new acquisitions	—	—	38	7	45	—	—	—	—	—
Assets sold during the year	(4)	(2)	(40)	(125)	(171)	(4)	(2)	(40)	(125)	(171)
Assets purchased and settled	71	—	42	104	217	71	—	42	104	217
Transfers between levels	—	31	(31)	—	—	—	31	(31)	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—
On December 31, 2010	213	31	481	302	1,027	213	31	438	292	974
Actual retorn on plan assets	(12)	1	132	40	161	(12)	1	132	40	161
Initial consolidation of new acquisitions	—	—	—	—	—	—	—	—	—	—
Assets sold during the year	(2)	—	(36)	(119)	(157)	(2)	—	(33)	(119)	(154)
Assets purchased and settled	59	—	171	120	350	59	—	171	119	349
Transfers between levels	73	5	—	—	78	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—
On December 31, 2011	331	37	748	343	1,459	258	32	708	332	1,330

The return target for private equity assets in 2012 is 11.94% p.a. for the Old Plan and 11.51% p.a.for the New Plan. The target allocation is 6% for the Old Plan and 5.3% for the New Plan, ranging between 2% and 10% for the Old Plan and ranging between 1% and 10% for the New Plan. These investments have a longer investment horizon and low liquidity that aim to profit from economic growth, especially in the infrastructure sector of the Brazilian economy. Usually non-liquid assets’ fair value is similar to the acquisition cost or book value. Some private equity funds, alternatively, apply the following methodologies: discounted cash flows analysis or analysis based on multiples.

The target return for loans to participants in 2012 was 16% p.a. The fair value pricing of these assets includes provisions for non-paid loans, according to the local pension fund regulation.

The target return for real estate assets in 2012 was 12.80% p.a. The fair value of these assets is near to their carrying value. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulation.

ix.                                   Underfunded pension plans

i.                                                                 Brazilian Plans

The obligation has an exclusive allocation in fixed income. It was also used a LDI (Liability Driven Investments) strategy for this plan. Most of the resources were invested in long term Brazilian government bonds (similar to TIPS) and inflation linked corporate bonds with the objective of minimizing asset-liability volatility and reduce inflation risk. This obligation has an average nominal return of 16% p.a. in local currency in the last 6 years.

ii.                                                             Foreign plans

For all pension plans except PT Inco, this has resulted in a target asset allocation of 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets.  Fixed income investments are in domestic bonds for each plan’s market and involve a mixture of government and corporate bonds.  Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each developed currency’s exposure is 50% hedged) due to the large exposure to foreign securities.  For PT Inco, the target allocation is 20% equity investment and the remainder in fixed income.

Assets by category are shown below:

	Consolidated
	December 31, 2011				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets by category
Cash and cash equivalents	36	44	—	80	36	50	—	86
Accounts receivable	22	—	—	22	34	—	—	34
Equity securities — net	2,571	113	—	2,684	2,704	8	—	2,712
Debt securities — corporate bonds	—	594	—	594	—	291	—	291
Debt securities — government bonds	605	1,171	—	1,776	615	694	—	1,309
Investment funds — Fixed Income	2,225	1,061	—	3,286	1,799	1,199	—	2,998
Investment funds — equity	610	703	—	1,313	512	577	—	1,089
Investment funds — private equity	3	4	—	7	6	5	—	11
Investment funds — not listed companies	—	—	31	31	—	—	24	24
Investment funds — real state	—	—	2	2	—	—	2	2
Real state	—	—	153	153	—	—	62	62
Loans from participants	—	—	301	301	—	—	251	251
Total	6,072	3,690	487	10,249	5,706	2,824	339	8,869

Funds not related to risk plans				(1,351)				(1,128)
Fair value of plan assets at year-end				8,898				7,741

	Parent Company
	December 31, 2011				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets by category
Cash and cash equivalents	4	—	—	4	7	—	—	7
Accounts receivable	2	—	—	2	10	—	—	10
Equity securities — net	271	110	—	381	306	8	—	314
Debt securities — corporate bonds	—	212	—	212	—	287	—	287
Debt securities — government bonds	555	—	—	555	560	—	—	560
Investment funds — Fixed Income	2,084	—	—	2,084	1,700	—	—	1,700
Investment funds — equity	471	—	—	471	360	—	—	360
Investment funds — private equity	3	—	—	3	6	—	—	6
Investment funds — not listed companies	—	—	31	31	—	—	24	24
Investment funds — real state	—	—	2	2	—	—	2	2
Real state	—	—	153	153	—	—	62	62
Loans from participants	—	—	301	301	—	—	251	251
Total	3,390	322	487	4,199	2,949	295	339	3,583

Funds not related to risk plans				(1,351)				(1,101)
Fair value of plan assets at year-end				2,848				2,482

Measurement of underfunded plan assets at fair value with non-observable market variables - level 3

	Consolidated					Parent Company
	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total	Investments fund of not listed companies	Fund of real state	Real state	Loans from participants	Total
On January 1, 2010	17	—	43	216	276	17	—	43	216	276
Actual retorn on plan assets	—	—	—	33	33	—	—	—	—	—
Initial consolidation of new acquisitions	(4)	—	7	—	3	(4)	—	7	33	36
Assets sold during the year	—	—	(4)	(94)	(98)	—	—	(4)	(94)	(98)
Assets purchased and settled	11	—	18	96	125	11	—	18	96	125
Transfers between levels	—	—	—	—	—	—	2	—	—	2
Cumulative translation adjustment	—	2	(2)	—	—	—	—	(2)	—	(2)
On December 31, 2010	24	2	62	251	339	24	2	62	251	339
Actual retorn on plan assets	(3)	—	15	52	64	(3)	—	15	52	64
Assets sold during the year	—	—	(3)	(99)	(102)	—	—	(3)	(99)	(102)
Assets purchased and settled	10	—	79	97	186	10	—	79	97	186
On December 31, 2011	31	2	153	301	487	31	2	153	301	487

x.                                       Assets of underfunded other benefits

i.                                         Plans abroad

Underfunded other benefits by asset category:

	Consolidated
	December 31, 2011		December 31, 2010
	Level 1	Total	Level 1	Total

Assets by category
Cash and cash equivalents	3	3	22	22
Total	3	3	22	22

Fair value of asset plans at year-end		3		22

xi.                                   Disbursement of future cash flow

Vale expects to disburse in 2012 with pension plans and other benefits, R$490 on the consolidated and R$271 on the parent company.

xii.       Sensitivity related to the nominal growth rate of medical costs

	Consolidated
	Increase of 1%		Decrease of 1%
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Present value of obligations	483	355	(385)	(287)
Interest and service cost	41	36	(32)	(28)

	Parent Company
	Increase of 1%		Decrease of 1%
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Present value of obligations	40	33	(34)	(29)
Interest and service cost	4	3	(4)	(3)

xiii.                           Estimated future benefit payments

The following table presents the expected benefit payments, which reflect future services, as follows:

	Consolidated
	Overfunded pension plans	Underfunded pension plans	Others underfunded other benefits	Total

2012	494	739	162	1,395
2013	510	730	170	1,410
2014	527	729	176	1,432
2015	543	737	184	1,464
2016	559	742	192	1,493
2017 onwards	3,004	3,906	951	7,861

	Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded other benefits	Total

2012	438	188	39	665
2013	453	199	43	695
2014	469	211	47	727
2015	483	223	52	758
2016	498	236	57	791
2017 onwards	2682	1388	235	4305

b)                                      Participation in the results Plan

The Company, based in Participation in Results Program (“PPR”) allows defining, monitoring, evaluation and recognition of individual and collective performance of its employees.

The Participation in Results in the Company for each employee is calculated individually according to the achievement of goals previously established by blocks of indicators of the Company, Business Unit, Team and individual. The contribution of each block in the performance scores of employees is discussed and agreed each year, between us and the unions representing their employees.

The Company accrued expenses / costs related to participation in the result as follows:

	Consolidated		Parent Company
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Operational expenses	728	453	627	266
Cost of good sold	828	535	715	511
Total	1,556	988	1,342	777

c)                                      Long-term compensation plan

Aiming to promote the vision of stockholder, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a Long-term Compensation Plan, for some executives of the Company, covering 3-year cycles.

Under the terms of the plan, the participants may allocate a portion of their annual bonus to the plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred stock of Vale, through a financial institution prescribed under market conditions and without any benefit provided by Vale.

The shares purchased by the executive have no restrictions and can according to own criteria of each participant, be sold at any time. However, actions need to be kept for a period of three years and executives need to keep your employment with the Vale during this period. The participant shall be entitled, in this manner, to receive from the Vale, a payment in cash equivalent to the amount of stock holdings based on market quotations. The total number of stocks linked to the plan on December 31, 2011 and December 31, 2010 is 3,012,538 and 2,458,627, respectively.

Additionally, certain executives eligible to long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of stocks based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

Liabilities are measured at fair value on the date of each issuance of the report, based on market rates.

The compensation costs incurred are recognized by the defined vesting period of three years. On December 31, 2011 and December 31, 2010, we recorded a provision of R$ 204 and R$ 200 respectively, in the income statement.

21.                               Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	Consolidated
	December 31, 2011
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total

Financial assets
Current
Cash and cash equivalents	7,458	—	—	—	7,458
Derivatives at fair value	—	820	302	—	1,122
Accounts receivable from customers	16,236	—	—	—	16,236
Related parties	69	—	—	—	69
	23,763	820	302	—	24,885
Non current
Related parties	904	—	—	—	904
Loans and financing	399	—	—	—	399
Derivatives at fair value	—	112	—	—	112
	1,303	112	—	—	1,415

Total of Assets	25,066	932	302	—	26,300

Financial liabilities
Current
Suppliers and contractors	9,157	—	—	—	9,157
Derivatives at fair value	—	112	26	—	138
Current portion of long-term debt	3,212	—	—	—	3,212
Loans and financing	660	—	—	—	660
Related parties	32	—	—	—	32
	13,061	112	26	—	13,199
Non current
Derivatives at fair value	—	1,239	—	—	1,239
Loans and financing	42,753	—	—	—	42,753
Related parties	230	—	—	—	230
Debentures	—	2,496	—	—	2,496
	42,983	3,735	—	—	46,718

Total of Liabilities	56,044	3,847	26	—	59,917

(a) Non-derivative financial instruments with determinable cash flow.

(b) Financial instruments acquired with the purpose of trading in the short term.

(c) See note 22.

(d) Financial instruments not classified in other categories.

	Consolidated
	December 31, 2010
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total

Financial assets
Current
Cash and cash equivalents	13,469	—	—	—	13,469
Short-term investments	2,987	—	—	—	2,987
Derivatives at fair value	—	51	36	—	87
Accounts receivable from customers	13,962	—	—	—	13,962
Related parties	90	—	—	—	90
	30,508	51	36	—	30,595
Non current
Related parties	8	—	—	—	8
Loans and financing	274	—	—	—	274
Derivatives at fair value	—	502	—	—	502
	282	502	—	—	784

Total of financial assets	30,790	553	36	—	31,379

Financial liabilities
Current
Suppliers and contractors	5,804	—	—	—	5,804
Derivatives at fair value	—	92	—	—	92
Current portion of long-term debt	4,866	—	—	—	4,866
Loans and financing	1,144	—	—	—	1,144
Related parties	24	—	—	—	24
	11,838	92	—	—	11,930
Non current
Derivatives at fair value	—	15	88	—	103
Loans and financing	37,779	—	—	—	37,779
Related parties	3	—	—	—	3
Debentures	—	2,140	—	—	2,140
	37,782	2,155	88	—	40,025

Total of financial liabilities	49,620	2,247	88	—	51,955

	Parent Company
	December 31, 2011
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total

Financial assets
Current
Cash and cash equivalents	575	—	—	—	575
Derivatives at fair value	—	573	1	—	574
Accounts receivable from customers	15,809	—	—	—	15,809
Related parties	2,561	—	—	—	2,561
	18,945	573	1	—	19,519
Non Current
Related parties	446	—	—	—	446
Loans and financing	158	—	—	—	158
Derivatives at fair value	—	96	—	—	96
	604	96	—	—	700

Total of Assets	19,549	669	1	—	20,219

Financial Liabilities
Current
Suppliers and contractors	3,504	—	—	—	3,504
Derivatives at fair value	—	91	26	—	117
Current portion of long-term debt	892	—	—	—	892
Related parties	4,959	—	—	—	4,959
	9,355	91	26	—	9,472
Non Current
Derivatives at fair value	—	953	—	—	953
Loans and financing	18,596	—	—	—	18,596
Related parties	28,654	—	—	—	28,654
Debentures	—	2,496	—	—	2,496
	47,250	3,449	—	—	50,699

Total of Liabilities	56,605	3,540	26	—	60,171

	Parent Company
	December 31, 2010
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available-for-sale (d)	Total

Financial assets
Current
Cash and cash equivalents	4,823	—	—	—	4,823
Derivatives at fair value	—	1	36	—	37
Accounts receivable from customers	18,378	—	—	—	18,378
Related parties	1,123	—	—	—	1,123
	24,324	1	36	—	24,361
Non current
Related parties	1,936	—	—	—	1,936
Loans and financing	164	—	—	—	164
Derivatives at fair value	—	284	—	—	284
	2,100	284	—	—	2,384

Total of financial assets	26,424	285	36	—	26,745

Financial liabilities
Current
Suppliers and contractors	2,863	—	—	—	2,863
Current portion of long-term debt	616	—	—	—	616
Related parties	5,326	—	—	—	5,326
	8,805	—	—	—	8,805
Non current
Loans and financing	15,908	—	—	—	15,908
Related parties	27,597	—	—	—	27,597
Debentures	—	2,140	—	—	2,140
	43,505	2,140	—	—	45,645

Total of financial liabilities	52,310	2,140	—	—	54,450

22.                               Fair Value Estimative

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 - Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 - Assets and liabilities, which quoted prices does not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

The tables below present the assets and liabilities of the parent company and the consolidated measured at fair value on December 31, 2011, 31 December 2010 and January 1, 2010.

	Consolidated
	December 31, 2011			December 31, 2010
	Level 1	Level 2	Total (*)	Level 1	Level 2	Total (*)
Financial Assets
Current
Deriatives at fair value through profit or loss	—	820	820	22	29	51
Derivatives designated as hedges	—	302	302	—	36	36
	—	1,122	1,122	22	65	87
Non-Current
Deriatives at fair value through profit or loss	—	112	112	—	502	502
	—	112	112	—	502	502
Total of Assets	—	1,234	1,234	22	567	589

Financial Liabilities
Current
Deriatives at fair value through profit or loss	1	111	112	20	72	92
Derivatives designated as hedges	—	26	26	—	—	—
	1	137	138	20	72	92
Non-Current
Deriatives at fair value through profit or loss	—	1,239	1,239	1	14	15
Derivatives designated as hedges	—	—	—	—	88	88
Stockholders’ debentures	—	2,496	2,496	—	2,140	2,140
	—	3,735	3,735	1	2,242	2,243
Total of Liabilities	1	3,872	3,873	21	2,314	2,335

	Parent Company
	December 31, 2011		December 31, 2010
	Level 2	Total (*)	Level 2	Total (*)
Financial Assets
Current
Derivatives at fair value through profit or loss	574	574	37	37
	574	574	37	37
Non-current
Derivatives at fair value through profit or loss	96	96	284	284
	96	96	284	284
Total of assets	670	670	321	321

Financial Liabilities
Current
Derivatives at fair value through profit or loss	91	91	—	—
Derivatives designated as hedges	26	26	—	—
	117	117	—	—
Non-current
Derivatives at fair value through profit or loss	953	953	—	—
Stockholders’ debentures	2,496	2,496	2,140	2,140
	3,449	3,449	2,140	2,140
Total of liabilities	3,566	3,566	2,140	2,140

(*) No classification according to the level 3

a)                                      Methods and Techniques of Evaluation

i.                                         Assets and liabilities at fair value through profits or loss

Comprise derivatives not designated as hedges and stockholders’ debentures.

•                                          Derivatives designated or not as hedge

The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to TJLP “Long-Term Interest Rate”, the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in Brazilian real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (LME), the COMEX (Commodity Exchange) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.

•                                          Stockholders’ Debentures

Comprise the debentures issued on behalf of the privatization process (see note 27(b)), whose fair values are measured based on market approach, and its reference prices are available on the secondary market.

ii.                                     Assets available-for-sales

Comprise the assets that are not held-to-maturity, for strategic reasons. Comprise investments that are valued based on quoted prices in active markets where available, or internal assessments based on expected future cash flows of the assets.

b)                                      Fair value measurement compared to book value

For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below

	Consolidated
	Balance of 2011	Fair value of 2011	Level 1	Level 2	Level 3
Loans (long term)*	45,325	48,325	35,884	12,441	—
Perpetual notes**	149	149	—	149	—

* Net interest of R$640

** classified on “Related parties” (Non-current liabilities)

	Consolidated
	Balance of 2010	Fair value of 2010	Level 1	Level 2	Level 3
Loans (long term)*	42,062	44,233	33,607	10,625	—

* Net interest of R$584

	Parent Company
	Balance of 2011	Fair value of 2011	Level 1	Level 2	Level 3
Loans (long term)*	19,209	19,719	12,010	7,710	—

* net interest of R$279

	Parent Company
	Balance of 2010	Fair value of 2010	Level 1	Level 2	Level 3
Loans (long term)*	16,272	16,628	13,944	2,684	—

* net interest of R$252

(*) No classification according to the level 3

23.          Stockholders’ Equity

a)             Capital

The Stockholders’ Equity is represented by common and preferred non-redeemable shares without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issuing new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In December 31 2011, the capital was R$75,000,000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

	December 31, 2011
Stockholders	ON	PNA	Total

Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	739,482,753	765,585,822	1,505,068,575
FMP - FGTS	99,572,382	—	99,572,382
PIBB - BNDES	2,125,375	2,805,380	4,930,755
BNDESPar	218,386,481	69,432,771	287,819,252
Foreign instititional investors in the local market	176,756,776	365,179,678	541,936,454
Institutional investors	163,266,809	378,583,092	541,849,901
Retail investors in the country	53,787,654	325,553,049	379,340,703
Treasure stock in the country	86,911,207	181,099,814	268,011,021
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)             Revenue reserves

The values of the retained earnings are distributed as:

	Investment reserve	Legal reserve	Tax incentive reserve	Total of undistributed revenue reserves

Total amount in January 1, 2010	45,165	3,896	211	49,272
Capitalization of reserves	(2,435)	—	(131)	(2,566)
Additional remuneration to securities	(513)	—	—	(513)
Allocation of income	23,468	1,804	1,022	26,294
Total amount in December 31, 2010	65,685	5,700	1,102	72,487
Capitalization of reserves	(22,867)	—	(266)	(23,133)
Allocation of income	25,864	1,891	996	28,751
Total amount in December 31, 2011	68,682	7,591	1,832	78,105

Investment reserve aims to ensure the maintenance and development for activities that comprise the Company’s purpose in an amount not exceeding 50% of net income.

Legal reserve is a requirement for all Brazilian Public Company and represents ownership of 5% of annual net income based on Brazilian law, up to 20% of the capital.

Tax incentive reserve resulting from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (Note 18).

c)             Resources linked to the future mandatory conversion in shares

The mandatory convertible as at December 31, 2011 are presented:

			Amount (thousands of reais)
Series	Emission	Expiration	Gross	Net of changes	Coupon
Series VALE e VALEP - 2012	July/09	June/12	1,858	1,523	6,75% a.a.

The notes pay a quarterly coupon and are entitled to an additional remuneration equivalent to the cash distribution paid to ADS holders.  These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory.  Consequently, they were recognized as a specific component of shareholders’ equity, net of financial charges.

The funds linked to future mandatory conversion, net of financial charges, are equivalent to the maximum of common shares and preferred shares as reported below. All the shares are currently held in treasury.

	Maximum amount of shares		Amount (thousands of reais)
Series	Common	Preferred	Common	Preferred
Series VALE e VALEP - 2012	18,415,859	47,284,800	473	1,050

In November 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 1.657454 and US$ 1.917027 per note, respectively.

In September 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 1.806046 and US$ 2.088890 per note, respectively.

In April 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of US$ 0.985344 and US$ 1.139659 per note, respectively.

In January 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, US$ 0.462708 and US$ 0.535173 per note, respectively.

In June 2010, the notes of Rio and RIO P series were converted into ADSs and representing a total of 49,305,205 common shares and 26,130,033 preferred class A shares, respectively. The conversion was performed using 75,435,238 shares in treasury stock held in by the Company. The difference between the amount converted and the book value of the shares of R$2,028 was recognized as capital reserve in Stockholders’ equity.

d)             Treasury stocks

In November 2011, as part of the buy-back program approved in June 2011, we concluded the acquisitions of 39,536,080 common shares, at an average price of R$ 26.25 per share, and 81,451,900 preferred shares, at an average price of R$ 24.09 per share (including shares of each class in the form of ADR), for a total aggregate purchase price of R$ 5,091. The repurchased shares represent 3.1% of the free float of common shares, and 4.24% of the free float of preferred shares, outstanding before the launch of the program. The shares acquired will be held in treasury for cancellation.

In December 31, 2011, there are 268,001,021 treasury stocks, in the amount of R$ 9,917, as follows:

					Price of acquisition
Classes	December 31, 2010	Addition	Reduction	December 31, 2011	Average	Low(*)	High	December 31, 2011	December 31, 2010

Preferred	99,649,571	81,451,900	(1,657)	181,099,814	37.50	14.02	47.77	39.75	45.08
Common	47,375,394	39,536,080	(267)	86,911,207	35.98	20.07	54.83	42.39	51.50
Total	147,024,965	120,987,980	(1,924)	268,011,021

(*) Shares value with splits: R$ 1.17 preferred and R$ 1.67  common.

e)             Basic and diluted earnings per share

The value of basic earnings per shares and diluted were calculated as follows:

	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Net income from continuing operations attributable to the Company’s stockholders	8,354	7,893	10,002	37,814	30,292
Discontinued operations, net of tax	—	—	—	—	(222)
Net income attributable to the Company’s stockholders	8,354	7,893	10,002	37,814	30,070

Basic and diluted earnings per share:

Income available to preferred stockholders	3,203	3,057	3,882	14,640	11,793
Income available to common stockholders	5,151	4,836	6,120	23,174	18,277
Total	8,354	7,893	10,002	37,814	30,070

Weighted average number of shares outstanding
(thousands of shares) - preferred shares	1,985,195	2,033,746	2,044,561	2,031,315	2,083,068
Weighted average number of shares outstanding
(thousands of shares) - common shares	3,192,903	3,216,400	3,222,619	3,215,479	3,228,439
Total	5,178,098	5,250,146	5,267,180	5,246,794	5,311,507

Basic earnings per share
Basic earnings per preferred share	1.61	1.50	1.90	7.21	5.66
Basic earnings per common share	1.61	1.50	1.90	7.21	5.66

Continued operations
Earnings per preferred share	1.61	1.50	1.90	7.21	5.70
Earnings per common share	1.61	1.50	1.90	7.21	5.70

Discontinued operations
Earnings per preferred share	—	—	—	—	(0.04)
Earnings per common share	—	—	—	—	(0.04)

Diluted earnings per share
Diluted earnings per preferred share	1.61	1.50	1.90	7.21	5.66
Diluted earnings per common share	1.61	1.50	1.90	7.21	5.66

Continued operations
Diluted earnings per preferred share	1.61	1.50	1.90	7.21	5.70
Diluted earnings per common share	1.61	1.50	1.90	7.21	5.70

Discontinued operations
Diluted earnings per preferred share	—	—	—	—	(0.04)
Diluted earnings per common share	—	—	—	—	(0.04)

f)             Remuneration of Stockholders

During the 2011, Vale paid the minimum annual remuneration attributed to stockholders in 2010, in the form of interest on capital in the amount of R$ 8,104. Additionally, we anticipate R$ 6,856 relating to dividends of annual remuneration attributed to stockholders in 2011.

The following, proposal for allocation of 2011 stockholders remuneration:

Remuneration of Stockholders:

Net income	37,814
Legal reserve	(1,891)
Tax incentive reserve	(996)
Ajusted net income	34,927

Dividends:
Mandatory minimum - 25% (R$ 1.713027 per outstanding share) in form of dividends	8,732
Statutory dividend on preferred shares:
3% of stockholders’ equity R$ 0.933053 per outstanding share	1,798
6% of capital R$ 0.917527 per outstanding share	1,769

Proposed remuneration:
Dividends advanced on August 2011	4,855
Dividends advanced on October 2011	2,001
Interest on capital proposed in December 31, 2011	2,207
Remuneration to Stockholders (R$ 1,755733 per share outstanding)	9,063

24.          Derivatives

a)             Effects of Derivatives on the balance sheet

	Consolidated
	Assets				Liabilities
	December 31, 2011		December 31, 2011		December 31, 2011		December 31, 2010
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	768	112	—	500	91	1,101	—	—
EURO floating rate vs. US$ fixed rate swap	—	—	1	—	—	—	—	—
US$ floating rate vs. US$ fixed rate swap	—	—	—	—	—	—	6	—
AUD Forward	—	—	4	—	—	—	—	—
Fixed rate vs.CDI swap	9	—	—	—	2	—	33	—
EuroBonds Swap	—	—	—	—	7	61	—	14
Future treasury	—	—	—	—	11	—	—	—
Pre dollar swap	35	—	—	1	—	77	—	—
Floating US$ vs. Pre Dollar swap	—	—	—	—	—	—	1	—
	812	112	5	501	111	1,239	40	14
Commodities price risk
Nickel
Fixed price program	1	—	21	1	1	—	20	1
Strategic program	—	—	—	—	—	—	25	—
Copper
Purchased scrap protection program	—	—	—	—	—	—	1	—
Maritime Freight Hiring Protection Program	—	—	—	—	—	—	3	—
Bunker Oil Hedge	7	—	26	—	—	—	—	—
Coal	—	—	—	—	—	—	3	—
	8	—	47	1	1	—	52	1
Derivatives designated as hedge
Strategic Nickel	301	—	—	—	—	—	—	88
Foreign exchange cash flow hedge	1	—	35	—	26	—	—	—
	302	—	35	—	26	—	—	88
Total	1,122	112	87	502	138	1,239	92	103

	Parent Company
	Assets				Liabilites
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	538	96	—	283	91	876	—	—
EURO floating rate vs. US$ fixed rate swap	—	—	1	—	—	—	—	—
Pre dollar swap	35	—	—	1	—	77	—	—
	573	96	1	284	91	953	—	—
Derivatives designated as hedge
Foreign exchange cash flow hedge	1	—	36	—	26	—	—	—
	1	—	36	—	26	—	—	—
Total	574	96	37	284	117	953	—	—

b)             Effects of derivatives in the statement of income

	Consolidated					Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended
	December 31, 2011	September 30, 2011	31 dezembro de 2010	December 31, 2011	31 dezembro de 2010	December 31, 2011	31 dezembro de 2010

Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	30	(1,209)	438	(273)	764	(220)	615
EURO floating rate vs. US$ fixed rate swap	—	—	—	—	(1)	—	(1)
US$ floating rate vs. US$ fixed rate swap	—	—	(7)	—	(25)	—	—
AUD Forward	—	—	1	—	5	—	—
Fixed rate vs.CDI swap	(1)	30	—	42	(1)	—	—
NDF swap	—	(2)	—	(2)	7	—	—
Floating Libor vs. fixed Libor swap	—	—	—	—	(3)	—	—
EuroBonds Swap	(44)	(101)	4	(58)	(12)	—	—
Swap Convertibles	—	—	—	—	67	—	67
US$ fixed rate vs. CDI swap	(86)	287	—	128	—	128	—
Randes Forward	—	(16)	—	(14)	—	—	—
Treasury future	(22)	—	—	(22)	—	—	—
Pre dollar swap	(17)	(35)	1	(41)	1	(45)	1
	(140)	(1,046)	437	(240)	802	(137)	682
Commodities price risk
Nickel
Fixed price program	12	15	(1)	69	7	—	—
Strategic program	—	—	(2)	25	(156)	—	—
Copper
Purchased scrap protection program	—	1	—	1	(1)	—	—
Maritime Freight Hiring Protection Program	—	—	8	—	(10)	—	—
Bunker Oil Hedge	4	—	20	60	2	—	—
Coal	—	—	(4)	—	(8)	—	—
	16	16	21	155	(166)	—	—
Embedded derivatives
Energy - Aluminum options	—	—	(12)	(12)	(88)	—	—
	—	—	(12)	(12)	(88)	—	—
Derivatives designated as hedge
Strategic Nickel	151	24	—	93	—	—	—
Foreign exchange cash flow hedge	33	32	347	65	488	65	488
	184	56	347	158	488	65	488
Total	60	(974)	793	61	1,036	(72)	1,170
Financial income	231	391	820	1,765	1,341	1,051	1,171
Financial (expenses)	(171)	(1,365)	(27)	(1,704)	(305)	(1,123)	(1)
	60	(974)	793	61	1,036	(72)	1,170

c)             Effects of derivatives as Cash Flow hedge

	(Inflows)/ Outflows
	Consolidated					Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Derivatives not designated as hedges
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(203)	(98)	(1,404)	(563)	(1,645)	(395)	(1,390)
US$ floating rate vs. US$ fixed rate swap	1	1	2	7	11	—	—
Euro floating rate vs. US$ fixed rate swap	—	(1)	—	(1)	(1)	(1)	(1)
AUD Forward	—	—	(2)	(4)	(16)	—	—
Fixed rate vs.CDI swap	—	—	17	—	53	—	—
NDF swap	—	—	(3)	—	(6)	—	—
Floating Libor vs. fixed Libor swap	—	—	—	—	1	—	—
EuroBonds Swap	—	2	—	2	(2)	—	—
Swap Convertibles	—	—	—	—	(67)	—	(67)
US$ fixed rate vs. CDI swap	(177)	49	—	(128)	—	(128)	—
Randes Forward	—	13	—	13	—	—	—
Treasury future	12	—	—	12	—	—	—
Pre dollar swap	(1)	—	—	(1)	—	—	—
	(368)	(34)	(1,390)	(663)	(1,672)	(524)	(1,458)
Risk of product prices
Nickel
Fixed price program	(29)	(9)	(1)	(69)	(13)	—	—
Strategic program	—	—	66	—	183	—	—
Purchased scrap protection program	(1)	—	—	(1)	—	—	—
Maritime Freight Hiring Protection Program	—	—	(19)	3	(43)	—	—
Bunker Oil Hedge	(21)	(22)	(12)	(80)	(61)	—	—
Aluminum	—	—	—	—	28	—	—
Coal	—	—	3	3	4	—	—
	(51)	(31)	37	(144)	98	—	—
Derivatives designated as hedges
Strategic Nickel	(151)	(24)	—	(93)	—	—	—
Foreign exchange cash flow hedge	(33)	(32)	(381)	(88)	(566)	(65)	(488)
Aluminum	—	—	31	12	82	—	—
	(184)	(56)	(350)	(169)	(484)	(65)	(488)
Total	(603)	(121)	(1,703)	(976)	(2,058)	(589)	(1,946)

Gains (losses) unrealized derivative	(543)	(1,095)	(909)	(915)	(1,022)	(661)	(776)

d)             Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables

	Year ended
	Parent company				noncontrolling	Consolidated
	Currency	Nickel	Others	Total	stockholders	Total

Fair value measurements	490	(85)	57	462	73	535
Reclassification to results due to realization	(488)	—	—	(488)	—	(488)
Net change in 2010	2	(85)	57	(26)	73	47

Fair value measurements	(46)	437	6	397	1	398
Reclassification to results due to realization	(65)	(93)	—	(158)	—	(158)
Net change in 2011	(111)	344	6	239	1	240

The maturities dates of the consolidated financial instruments are as follows:

Maturities Dates
Currencies/Interest Rates (LIBOR)	Dezembro de 2019
Bunker oil	Dezembro de 2011
Nickel	Dezembro de 2012
Coal	Março de 2012

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of December 31, 2011 is not relevant.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies didn’t have initial costs (initial cash flow) associated.

The following tables show as of December 31, 2011, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

R$/US$ Exchange Rate Adopted in Fair Value Calculation

The derivative instruments fair values for December 31, 2011 were calculated using December 30 market data. According with accounting principles, the fair value of instruments originally negotiated in American dollar were transform in R$ values with the objective of Company’s publishing using PTAX (sell/close) published by BACEN to January 02, 2012, that is 1.8683.

Interest Rates and Foreign Exchange Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•              CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•              CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$ 5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011		December 31, 2010		Index	rate	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012	2013	2014	2015

CDI vs. fixed rate swap
Receivable	R$	5,542	R$	5,542	CDI	103.03%	5,696	5,743	635
Payable	US$	3,144	US$	3,144	US$ +	3.87%	(6,075)	(5,412)	(205)
Net							(379)	331	430	77	252	(474)	29	(186)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.51%	453	453	49
Payable	US$	250	US$	250	Libor +	0.99%	(486)	(437)	(7)
Net							(33)	16	42	6	37	31	30	(131)

Type of contracts: OTC Contracts

Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•              TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(1) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•              TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor) and receives payments linked to TJLP.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011		December 31, 2010		Index	rate	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012	2013	2014	2015	2016-2019

Swap TJLP vs. fixed rate swap
Receivable	R$	3.107	R$	2.418	TJLP +	1.37%	2.927	2.072	166
Payable	US$	1.611	US$	1.228	USD +	2.65%	(2.945)	(1.966)	(98)
Net							(18)	106	68	38	197	150	(92)	(92)	(181)

Swap TJLP vs. floating rate swap
Receivable	R$	774	R$	739	TJLP +	0.96%	695	618	15
Payable	US$	365	US$	372	Libor +	-1.14%	(578)	(571)	(8)
Net							117	47	7	8	189	39	(46)	5	(70)

Type of contracts: OTC Contracts

Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•              R$ fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											R$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011		December 31, 2010		Index	rate	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012	2013	2014	2015	2016

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	615	R$	204	Fixed	4.64%	517	157	10
Payable	US$	355	US$	121	US$+	-1.20%	(560)	(156)	4
Net							(43)	1	14	7	35	23	9	(26)	(84)

Type of contracts: OTC Contracts

Protected Item: Debts linked to R$

The protected items are the Debts linked to R$ because the objective of this protection is to transform the obligations linked to R$ into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

(1)  Due to TJLP derivatives market  liquidity constraints, some swap trades were done through CDI equivalency.

Foreign Exchange cash flow hedge

•              R$ fixed rate vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

											R$ millions
											Fair value
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	VaR	by year
Flow	December 31, 2011		December 31, 2010		Index	rate	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Receivable	R$	820	R$	880	Fixed	6.20%	797	869	1,067
Payable	US$	450	US$	510	US$+	0.00%	(822)	(833)	(1,002)
Net							(25)	36	65	11	(25)

Type of contracts: OTC Contracts

Hedged Item: part of Vale’s revenues in US$

The P&L shown in the table above is offset by the hedged items’ P&L due to R$/US$ exchange rate.

Protection program for Euro denominated debt

•              Euro floating rate vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 1 million, issued in 2003 by Vale. In this trade, Vale received floating rates in Euros (Euribor) and paid floating rates in U.S. Dollars (Libor).

										R$ millions
										Fair value
	Notional ($ million)				Average	Fair value		Realized Gain/Loss	VaR	by year
Flow	December 31, 2011	December 31, 2010		Index	rate	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Receivable	—	€2				—	5.3	6
Payable	—	US$	3			—	(4.5)	(5)
Net						—	0.8	1	—	—

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR.

The P&L shown in the table above was offset by the hedged items’ P&L due to EUR/US$ exchange rate.

•              EUR fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

											R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011		December 31, 2010		Index	Average rate	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012	2013	2014

Receivable		€500		€500	EUR	4.375%	1,350	1,267	49
Payable	US$	675	US$	675	US$	4.712%	(1,418)	(1,281)	(51)
Net							(68)	(14)	(2)	16	(7)	(8)	(53)

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Protection program for US$ floating rate debt

•              US$ floating rate vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale Canada Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Canada used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of US$ 200 million. In this trade, Vale paid fixed rates in U.S. Dollars and received floating rates in U.S. Dollars (Libor).

											R$ million
											Fair value
	Notional ($ million)						Fair value		Realized Gain/Loss	VaR	by year
Flow	December 31, 2011		December 31, 2010		Index	Average rate	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Receivable	US$	0	US$	100	Libor +	0.00%	—	167	0
Payable					US$	4.795%	—	(173)	(7)
Net							—	(6)	(7)	—	—

Type of contracts: OTC Contracts

Protected Item: Vale Canada’s floating rate debt.

The P&L shown in the table above was offset by the protected items’ P&L due to Libor.

Protection program for interest rate

•              Treasury Future — Vale entered into a treasury 10 year forward transaction (buyer) on the last quarter of 2011 with the objective of partial protection into debt cost indexed to this rate.

										R$ million
					Average					Fair value
	Notional ($ million)				rate	Fair value		Realized Gain/Loss	VaR	by year
Flow	December 31, 2011		Dcember 31, 2010	Buy/ Sell	% p.a.	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Forwards	US$	900	—	B	1.9423	(10)	—	(12)	0.3	(10)

Type of contracts: OTC Contracts

Protected Item: part of debt emission costs

The P&L shown in the table above was partially offset by emission cost increase/reduction due to treasury variations.

Foreign Exchange protection program for Coal Fixed Price Sales

In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.

										R$ million
					Average					Fair value
	Notional ($ million)				rate	Fair value		Realized Gain/Loss	VaR	by year
Fluxo	December 31, 2011	December 31, 2010		Buy/ Sell	(AUD/US$)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Forward	—	AUD	7	B	—	—	4	4	—	—

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs in Australian Dollar.

The P&L shown in the table above was offset by the protected items’ P&L due to US$/AUD exchange rate.

Protection program for remuneration exposure

In order to monetize part of cash investments in Brazilian Reais with U.S. Dollar rewards in the Brazilian market, Vale entered into a swap transaction to convert profitability in Brazilian Reais cash investments in CDI to a U.S. Dollar fixed rate. In these operations, Vale received U.S. Dollars fixed rates and paid profitability linked to CDI. This program ended in December 2011 with a realized gain of R$128 million.

Foreign Exchange protection program for Vale´s bid offer for assets in the African copperbelt

In order to reduce volatility from the U.S. Dollar offer concerning the payment in South African Rands for Vale´s bid offer for assets in the African copper belt, Vale used a South African Rands forward purchase on April 2011. On July 2011, Vale announced that it has agreed to the request by Metorex Limited (Metorex) to terminate the agreement in relation to the previously announced offer to acquire the total share capital of Metorex. On account of this, the transactions relative to this program were settled on July 2011, with a negative result of R$14 million.

Foreign Exchange protection program for cash flow

In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert part of the cash flow linked to R$ to fixed rate to U.S. Dollars. In those swaps, Vale paid fixed rates in U.S. Dollars and received fixed rates in Reais. This program ended in December 2011 with a realized gain of R$0.5 million.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Sales Hedging Program

In order to reduce the cash flow volatility in 2011 and 2012, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011	December 31, 2010	Buy/ Sell	(US$/ton)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Forward	19,998	18,750	S	25,027	234	(87)	185	19	234

Type of contracts: OTC Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Sales Hedging Program’ is executed, the ‘Nickel Fixed Price Program’ is interrupted.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011	December 31, 2010	Buy/ Sell	(US$/ton)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Nickel Futures	162	2,172	B	21,346	(0.7)	22	24	0.1	(0.7)

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011	December 31, 2010	Buy/ Sell	(US$/ton)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Nickel Futures	228	108	S	18,744	0	(0.3)	34	0.2	0

Type of contracts: LME Contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions were executed through forward purchases and swaps.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011	December 31, 2010	Buy/ Sell	(US$/mt)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Forward	—	240,000	B	—	—	19	82	—	—

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to Bunker Oil price.

The P&L shown in the table above was offset by the protected items’ P&L due to Bunker Oil price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011	December 31, 2010	Buy/ Sell	(US$/lbs)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Forward	892,869	386,675	S	3.53	0.2	(0.5)	0.6	0.2	0.2

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to Coal price

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2011:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	VaR	Fair value by year
Flow	December 31, 2011	December 31, 2010	Buy/ Sell	(US$/ton)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011	2012

Nickel Forwards	1,951	1,960	S	18,337	(0.7)	(2)	(7)		(0.7)
Copper Forwards	6,653	6,389		7,495	0.9	(5)	(4)		0.9
Total					0.2	(7)	(11)	3	0.2

Derivative Positions from jointly controlled companies

Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.

Protection program

In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.

									R$ million
	Notional ($ million)					Average	Fair Value		VaR
Flow	December 31, 2011		December 31, 2010		Index	rate	December 31, 2011	December 31, 2010	December 31, 2011

Swap fixed rate vs. CDI
Receivable	US$	103	US$	89	US$	3.23%	196	152
Payable	R$	179	R$	170	CDI	102.33%	(189)	(186)
Net							7	(34)	3

Type of contracts: OTC Contracts

Protected Item: Debts indexed to US$

The P&L shown in the table above is offset by the protected items’ P&L due to R$/US$ exchange rate.

a)             Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used. The derivatives prices for December 31, 2011 were calculated using December 30 market data inasmuch December 31 is not considered work day for these instruments and do not present available market data.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	18,280.00	JUN12	18,737.65	DEC12	18,757.67
JAN12	18,714.01	JUL12	18,745.05	DEC13	18,770.45
FEB12	18,705.91	AGU12	18,748.12	DEC14	18,717.03
MAR12	18,715.85	SEP12	18,749.02	DEC15	18,562.97
APR12	18,720.98	OCT12	18,749.58	DEC16	18,562.97
MAY12	18,729.66	NOV12	18,749.41	DEC17	18,562.97

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3.43	JUN12	3.45	DEC12	3.46
JAN12	3.45	JUL12	3.45	DEC13	3.43
FEB12	3.45	AGU12	3.46	DEC14	3.40
MAR12	3.45	SEP12	3.46	DEC15	3.35
APR12	3.45	OCT12	3.46	DEC16	3.32
MAY12	3.45	NOV12	3.46	DEC17	3.28

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/12	2.33	04/01/14	3.22	10/03/16	4.11
03/01/12	2.30	07/01/14	3.28	01/02/17	4.19
04/02/12	2.41	10/01/14	3.44	04/03/17	4.26
07/02/12	2.58	01/02/15	3.57	07/03/17	4.32
10/01/12	2.70	04/01/15	3.63	10/02/17	4.45
01/02/13	2.83	07/01/15	3.73	01/02/18	4.57
04/01/13	2.92	10/01/15	3.76	01/02/19	4.98
07/01/13	3.05	01/04/16	3.81	01/02/20	5.08
10/01/13	3.09	04/01/16	3.92	01/04/21	5.28
01/02/14	3.12	07/01/16	4.01	01/03/22	5.47

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
US$1M	0.30	US$6M	0.80	US$11M	1.07
US$2M	0.43	US$7M	0.86	US$12M	1.13
US$3M	0.58	US$8M	0.92	US$2Y	0.73
US$4M	0.66	US$9M	0.96	US$3Y	0.84
US$5M	0.73	US$10M	1.02	US$4Y	1.04

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/01/12	6.00	04/01/14	6.00	10/03/16	6.00
03/01/12	6.00	07/01/14	6.00	01/02/17	6.00
04/02/12	6.00	10/01/14	6.00	04/03/17	6.00
07/02/12	6.00	01/02/15	6.00	07/03/17	6.00
10/01/12	6.00	04/01/15	6.00	10/02/17	6.00
01/02/13	6.00	07/01/15	6.00	01/02/18	6.00
04/01/13	6.00	10/01/15	6.00	01/02/19	6.00
07/01/13	6.00	01/04/16	6.00	01/02/20	6.00
10/01/13	6.00	04/01/16	6.00	01/04/21	6.00
01/02/14	6.00	07/01/16	6.00	01/03/22	6.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
01/02/12	10.79	01/02/14	10.48	07/01/16	10.93
02/01/12	10.68	04/01/14	10.58	10/03/16	10.94
03/01/12	10.54	07/01/14	10.67	01/02/17	10.98
04/02/12	10.40	10/01/14	10.70	04/03/17	11.01
07/02/12	10.14	01/02/15	10.75	07/03/17	11.03
10/01/12	10.04	04/01/15	10.76	10/02/17	11.05
01/02/13	10.04	07/01/15	10.77	01/02/18	11.05
04/01/13	10.11	10/01/15	10.84	04/02/18	11.05
07/01/13	10.26	01/04/16	10.92	07/02/18	11.05
10/01/13	10.39	04/01/16	10.90	01/02/19	11.05

EUR Interest Rate

Maturity	EUR/US$	Maturity	EUR/US$	Maturity	EUR/US$
EUR1M	0.97	EUR6M	1.56	EUR11M	1.86
EUR2M	1.11	EUR7M	1.63	EUR12M	1.91
EUR3M	1.29	EUR8M	1.70	EUR2Y	0.66
EUR4M	1.38	EUR9M	1.75	EUR3Y	0.68
EUR5M	1.48	EUR10M	1.81	EUR4Y	0.77

Currencies - Ending rates

CAD/US$	1.0195	US$/BRL	1.8758	EUR/US$	1.2960

Sensitivity Analysis on Derivatives from Parent Company

We present below the sensitivity analysis for all derivatives outstanding positions as of December 31, 2011 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•              Fair Value: the fair value of the instruments as at December 30th , 2011;

•              Scenario I: unfavorable change of 25% - Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•              Scenario II: favorable change of 25% - Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•              Scenario III: unfavorable change of 50% - Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions

•              Scenario IV: favorable change of 50% - Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(1.517)	1.517	(3.035)	3.035
Real denominated debt		USD interest rate inside Brazil		(62)	60	(126)	118
indexed to CDI		Brazilian interest rate fluctuation	(379)	(1)	1	(3)	2
		USD Libor variation		(4)	4	(8)	8
	CDI vs. USD floating rate swap	USD/BRL fluctuation		(121)	121	(242)	242
		Brazilian interest rate fluctuation	(33)	(1)	1	(2)	2
		USD Libor variation		0	0	0	0

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the	TJLP vs. USD fixed rate swap	USD/BRL fluctuation		(736)	736	(1.472)	1.472
Real denominated debt		USD interest rate inside Brazil		(62)	58	(129)	113
indexed to TJLP		Brazilian interest rate fluctuation	(18)	(139)	155	(265)	329
		TJLP interest rate fluctuation		(90)	88	(182)	179
	TJLP vs. USD floating rate swap	USD/BRL fluctuation		(144)	144	(289)	289
		USD interest rate inside Brazil		(24)	22	(51)	41
		Brazilian interest rate fluctuation	117	(48)	56	(90)	121
		TJLP interest rate fluctuation		(33)	31	(66)	64
		USD Libor variation		(10)	10	(20)	20

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the	BRL fixed rate vs. USD	USD/BRL fluctuation		(140)	140	(280)	280
Real denominated fixed rate		USD interest rate inside Brazil	(43)	(17)	16	(36)	31
debt		Brazilian interest rate fluctuation		(37)	42	(70)	88

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Foreign Exchange cash flow	BRL fixed rate vs. USD	USD/BRL fluctuation		(206)	206	(411)	411
hedge		USD interest rate inside Brazil	(25)	(5)	5	(11)	10
		Brazilian interest rate fluctuation		(16)	17	(32)	35

	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	206	(206)	411	(411)

Protection Program for the	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation		(17)	17	(34)	34
Euro denominated debt		EUR/USD fluctuation		(337)	337	(675)	675
		EUR Libor variation	(68)	(5)	5	(10)	10
		USD Libor variation		(6)	6	(12)	11

	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	337	(337)	675	(675)

Protection Program Interest	Treasury Future	USD/BRL fluctuation		(2)	2	(5)	5
Rate (Tresury 10y)		Treasury variation	(10)	(71)	71	(142)	142

	Protected Items - Debt indexed to treasury 10y cost	USD/BRL fluctuation	n.a.	2	(2)	5	(5)

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(1.517)	1.517	(3.035)	3.035
Real denominated debt		USD interest rate inside Brazil		(62)	60	(126)	118
indexed to CDI		Brazilian interest rate fluctuation	(379)	(1)	1	(3)	2
		USD Libor variation		(4)	4	(8)	8
	CDI vs. USD floating rate swap	USD/BRL fluctuation		(121)	121	(242)	242
		Brazilian interest rate fluctuation	(33)	(1)	1	(2)	2
		USD Libor variation		0	0	0	0

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the	TJLP vs. USD fixed rate swap	USD/BRL fluctuation		(736)	736	(1.472)	1.472
Real denominated debt		USD interest rate inside Brazil		(62)	58	(129)	113
indexed to TJLP		Brazilian interest rate fluctuation	(18)	(139)	155	(265)	329
		TJLP interest rate fluctuation		(90)	88	(182)	179
	TJLP vs. USD floating rate swap	USD/BRL fluctuation		(144)	144	(289)	289
		USD interest rate inside Brazil		(24)	22	(51)	41
		Brazilian interest rate fluctuation	117	(48)	56	(90)	121
		TJLP interest rate fluctuation		(33)	31	(66)	64
		USD Libor variation		(10)	10	(20)	20

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the	BRL fixed rate vs. USD	USD/BRL fluctuation		(140)	140	(280)	280
Real denominated fixed rate		USD interest rate inside Brazil	(43)	(17)	16	(36)	31
debt		Brazilian interest rate fluctuation		(37)	42	(70)	88

	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Foreign Exchange cash flow	BRL fixed rate vs. USD	USD/BRL fluctuation		(206)	206	(411)	411
hedge		USD interest rate inside Brazil	(25)	(5)	5	(11)	10
		Brazilian interest rate fluctuation		(16)	17	(32)	35

	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	206	(206)	411	(411)

Protection Program for the	EUR fixed rate vs. USD fixed rate swap	USD/BRL fluctuation		(17)	17	(34)	34
Euro denominated debt		EUR/USD fluctuation		(337)	337	(675)	675
		EUR Libor variation	(68)	(5)	5	(10)	10
		USD Libor variation		(6)	6	(12)	11

	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	337	(337)	675	(675)

Protection Program Interest	Treasury Future	USD/BRL fluctuation		(2)	2	(5)	5
Rate (Tresury 10y)		Treasury variation	(10)	(71)	71	(142)	142

	Protected Items - Debt indexed to treasury 10y cost	USD/BRL fluctuation	n.a.	2	(2)	5	(5)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel sales hedging program	Sale of nickel future/forward contracts	Nickel price fluctuation		(174)	174	(348)	348
		Libor USD fluctuation	234	(1)	1	(2)	2
		USD/BRL fluctuation		(59)	59	(117)	117

	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	174	(174)	348	(348)

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(1)	1	(3)	3
		Libor USD fluctuation	(0,7)	(0)	0	(0)	0
		USD/BRL fluctuation		0	0	0	0

	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	1	(1)	3	(3)

		Nickel price fluctuation		(2)	2	(4)	4
Nickel purchase protection program	Sale of nickel future/forward contracts	Libor USD fluctuation	0	0	0	0	0
		USD/BRL fluctuation		0	0	0	0

	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	2	(2)	4	(4)

		Copper price fluctuation		(1)	1	(3)	3
Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Libor USD fluctuation	0,2	(0)	0	(0)	0
		BRL/USD fluctuation		0	0	(0,1)	0,1

	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	1	(1)	3	(3)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation		(11)	11	(21)	21
		BRL/USD fluctuation	(1)	(0,1)	0,1	(0,3)	0,3

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation		(16)	16	(33)	33
		BRL/USD fluctuation	1	(0,2)	0,2	(0,5)	0,5

Sensitivity Analysis on Derivatives from jointly controlled companies

Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed rate swap	USD/BRL fluctuation		(49)	49	(98)	98
		USD interest rate inside Brazil	7	(2,8)	3,0	(5)	6
		Brazilian interest rate fluctuation		(0,3)	0,4	(0,6)	0,8

	Protected Item - Debt indexed to USD	USD/BRL fluctuation	n.a.	49	(49)	98	(98)

Sensitivity Analysis on Debt and Cash Investments

The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as US$/R$.

Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(6.984)	6.984	(13.968)	13.968
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(485)	485	(969)	969

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually by the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of December 31, 2011.

Vale’s Counterparty	Moody’s*	S&P*

Banco Santander	Aa3	AA-
Itau Unibanco*	A2	BBB
HSBC	A1	AA-
JP Morgan Chase & Co	A1	A
Banco Bradesco*	A1	BBB
Banco do Brasil*	A2	BBB
Banco Votorantim*	A3	BBB-
Credit Agricole	Aa3	A+
Standard Bank	A3	A
Deutsche Bank	A3	A+
BNP Paribas	Aa3	AA-
Citigroup	Baa1	A-
Banco Safra*	Baa1	BBB-
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco Amazônia SA	-	-
Societe Generale	A1	A+
Bank of Nova Scotia	Aa2	AA-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
China Construction Bank	A1	A
Goldman Sachs	A2	A-
Bank of China	A1	A
Barclays	Baa2	A
BBVA Banco Bilbao Vizcaya Argentaria	Aa3	A+

* For brazilian Banks we used local long term deposit rating

25.          Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board with the respective performance of each segment are usually derived from the accounting records maintained in accordance with the best accounting practices, with some reallocation between segments.

a)             Results by segment

	Consolidated
	Three-month period ended (unaudited)
	December 31, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	20,137	4,243	1,442	809	507	27,138
Cost and expenses	(7,462)	(3,237)	(1,158)	(805)	(750)	(13,412)
Depreciation, depletion and amortization	(968)	(874)	(149)	(109)	(14)	(2,114)
	11,707	132	135	(105)	(257)	11,612

Financial results	(1,306)	103	(2)	(45)	99	(1,151)
Equity results from associates	26	169	—	(8)	(366)	(179)
Income tax and social contribution	(1,615)	(73)	(79)	(29)	(317)	(2,113)
Net income of the period	8,812	331	54	(187)	(841)	8,169

Net income (loss) attributable to non-controlling interests	(2)	(94)	7	—	(96)	(185)
Income attributable to the company’s stockholders	8,814	425	47	(187)	(745)	8,354

Sales classified by geographic area:
America, except United States	590	672	—	—	21	1,283
United States of America	84	540	—	—	296	920
Europe	3,312	1,311	80	—	31	4,734
Middle East/Africa/Oceania	1,112	77	—	—	1	1,190
Japan	3,117	526	—	—	4	3,647
China	7,976	557	—	—	31	8,564
Asia, except Japan and China	2,453	458	39	—	—	2,950
Brazil	1,493	102	1,323	809	123	3,850
Net revenue	20,137	4,243	1,442	809	507	27,138

Assets in december 31, 2011
Property, plant and equipment and intangible assets	74,717	67,142	18,769	12,575	4,654	177,857
Investments	579	6,329	39	212	3,758	10,917

	Consolidated
	Three-month period ended (unaudited)
	September 30, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	21,275	3,734	1,598	872	530	28,009
Cost and expenses	(6,048)	(2,867)	(1,267)	(708)	(1,009)	(11,899)
Depreciation, depletion and amortization	(688)	(617)	(211)	(132)	(18)	(1,666)
	14,539	250	120	32	(497)	14,444

Financial results	(5,897)	(37)	(132)	22	(85)	(6,129)
Equity results from associates	37	—	—	—	(9)	28
Income tax and social contribution	(270)	(170)	(17)	(35)	(1)	(493)
Net income of the period	8,409	43	(29)	19	(592)	7,850

Net income (loss) attributable to non-controlling interests	(3)	15	33		(88)	(43)
Income attributable to the company’s stockholders	8,412	28	(62)	19	(504)	7,893

Sales classified by geographic area:
America, except United States	723	467	40	—	18	1,248
United States of America	76	665	—	—	305	1,046
Europe	4,372	902	77	—	23	5,374
Middle East/Africa/Oceania	940	56	—	—	—	996
Japan	2,817	452	—	—	4	3,273
China	9,383	443	—	—	70	9,896
Asia, except Japan and China	1,287	715	—	—	—	2,002
Brazil	1,677	34	1,481	872	110	4,174
Net revenue	21,275	3,734	1,598	872	530	28,009

Assets in september 30, 2011
Property, plant and equipment and intangible assets	69,178	63,581	18,189	10,202	5,703	166,853
Investments	666	6,929	38	220	2,957	10,810

	Consolidated
	Three-month period ended (unaudited)
	December 31, 2010
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	18,930	5,140	1,248	622	553	26,493
Cost and expenses	(5,865)	(3,775)	(1,173)	(526)	(518)	(11,857)
Depreciation, depletion and amortization	(674)	(806)	(248)	(40)	(26)	(1,794)
	12,391	559	(173)	56	9	12,842

Financial results	(396)	(103)	7	59	(42)	(475)
Equity results from associates	108	(22)	—	6	(128)	(36)
Income tax and social contribution	(2,315)	210	(2)	(22)	9	(2,120)
Net income of the period	9,788	644	(168)	99	(152)	10,211

Net income (loss) attributable to non-controlling interests	5	237	(39)	—	6	209
Income attributable to the company’s stockholders	9,783	407	(129)	99	(158)	10,002

Sales classified by geographic area:
America, except United States	577	808	35	—	7	1,427
United States of America	57	519	—	—	197	773
Europe	3,353	1,363	6	—	22	4,744
Middle East/Africa/Oceania	1,101	148	19	—	—	1,268
Japan	2,141	713	—	—	4	2,858
China	8,635	646	—	—	37	9,318
Asia, except Japan and China	1,528	818	14	3	10	2,373
Brazil	1,538	125	1,174	619	276	3,732
Net revenue	18,930	5,140	1,248	622	553	26,493

Assets in december 31, 2010
Property, plant and equipment and intangible assets	56,150	58,166	17,056	7,050	9,939	148,361
Investments	480	18	—	224	3,223	3,945

	Consolidated
	Year ended
	December 31, 2011
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	76,405	16,101	5,552	3,120	2,017	103,195
Cost and expenses	(23,521)	(11,346)	(4,418)	(2,716)	(3,615)	(45,616)
Gain on assets held for sale	—	2,492	—	—	—	2,492
Depreciation, depletion and amortization	(3,006)	(2,649)	(769)	(451)	(57)	(6,932)
	49,878	4,598	365	(47)	(1,655)	53,139

Financial results	(6,307)	(1)	(99)	(110)	(106)	(6,623)
Equity results from associates	117	172	—	(12)	(328)	(51)
Income tax and social contribution	(7,119)	(1,305)	(175)	(125)	(341)	(9,065)
Net income of the period	36,569	3,464	91	(294)	(2,430)	37,400

Net income (loss) attributable to non-controlling interests	(12)	(157)	8	—	(253)	(414)
Income attributable to the company’s stockholders	36,581	3,621	83	(294)	(2,177)	37,814

Sales classified by geographic area:
America, except United States	2,461	2,328	72	—	37	4,898
United States of America	181	2,628	1	—	1,224	4,034
Europe	15,183	4,134	255	—	102	19,674
Middle East/Africa/Oceania	3,695	251	1	—	2	3,949
Japan	10,283	2,081	—	—	13	12,377
China	31,196	2,071	—	—	165	33,432
Asia, except Japan and China	6,773	2,312	64	—	—	9,149
Brazil	6,633	296	5,159	3,120	474	15,682
Net revenue	76,405	16,101	5,552	3,120	2,017	103,195

Assets in december 31, 2011
Property, plant and equipment and intangible assets	74,717	67,142	18,769	12,575	4,654	177,857
Investments	579	6,329	39	212	3,758	10,917

	Consolidated
	Year ended
	December 31, 2010
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	Total
Results
Net revenue	61,428	14,379	3,013	2,772	1,633	83,225
Cost and expenses	(19,503)	(10,983)	(2,841)	(1,964)	(1,703)	(36,994)
Depreciation, depletion and amortization	(2,605)	(2,436)	(374)	(271)	(55)	(5,741)
	39,320	960	(202)	537	(125)	40,490

Financial results	(2,542)	(168)	36	32	(121)	(2,763)
Equity results from associates	113	(2)	—	6	(165)	(48)
Income tax and social contribution	(7,419)	430	(5)	(77)	36	(7,035)
Income from continuing operations	29,472	1,220	(171)	498	(375)	30,644
Results on discontinued operations	—	(222)	—	—	—	(222)

Net income of the period	29,472	998	(171)	498	(375)	30,422

Net income (loss) attributable to non-controlling interests	40	347	(39)	—	4	352
Income attributable to the company’s stockholders	29,432	651	(132)	498	(379)	30,070

Sales classified by geographic area:
America, except United States	1,823	2,080	54	—	7	3,964
United States of America	142	1,316	—	—	975	2,433
Europe	12,487	3,647	6	19	77	16,236
Middle East/Africa/Oceania	3,483	379	19	—	—	3,881
Japan	6,882	2,402	—	—	19	9,303
China	25,929	1,612	—	—	41	27,582
Asia, except Japan and China	5,072	2,527	14	14	12	7,639
Brazil	5,610	416	2,920	2,739	502	12,187
Net revenue	61,428	14,379	3,013	2,772	1,633	83,225

Assets in december 31, 2010
Property, equipment and intangible	56,150	58,166	17,056	7,050	9,939	148,361
Investments	480	18	—	224	3,223	3,945

26.          Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other Operational Expenses (incomes), net

The costs of goods sold and services rendered are as follows:

	Consolidated					Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Cost of goods sold and services rendered
Personnel	1,705	1,411	1,258	5,587	3,921	2,513	2,029
Material	1,939	2,013	1,665	7,653	6,071	3,181	2,959
Fuel oil and gas	1,020	989	897	3,857	3,615	1,964	1,597
Outsourcing services	1,834	1,888	1,410	6,860	4,641	4,257	3,720
Energy	382	403	681	1,656	2,243	845	1,090
Acquisition of products	835	863	588	2,951	1,903	2,547	1,741
Depreciation and depletion	1,903	1,500	1,536	6,251	4,916	1,704	1,669
Others	1,517	1,376	2,350	5,674	6,447	3,948	3,087
Total	11,135	10,443	10,385	40,489	33,757	20,959	17,892

The expenses are demonstrated in the tables as follows:

	Consolidated					Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Selling and Administrative expenses
Personnel	429	311	250	1,267	828	777	507
Services (consulting, infrastructure and others)	439	219	233	932	624	517	376
Advertising and publicity	58	40	80	162	196	140	213
Depreciation	103	85	127	368	427	260	314
Travel expenses	53	24	23	109	52	59	24
Taxes and rents	25	23	21	83	94	23	33
Incentive	135	20	118	160	132	135	90
Others	153	134	105	475	269	271	154
Sales	176	282	233	653	579	(6)	37
	1,571	1,139	1,190	4,209	3,201	2,176	1,748

The expenses are demonstrated in the tables as follows:

	Consolidated					Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Others operational expenses (incomes), net, including research and development
Provision for contingency	322	30	8	479	242	269	88
Provision for loss with taxes credits (ICMS)	28	26	23	84	210	5	23
Provision for variable remuneration	232	183	168	728	453	627	266
Vale do Rio Doce Foundation - FVRD	22	56	35	204	96	178	92
Provision for disposal of materials/inventories	10	24	4	91	191	35	4
Pre operational, plant stoppages and idle capacity	878	608	813	2,255	1,968	183	82
Research and development	975	728	506	2,862	1,567	1,460	1,003
Others	353	328	519	1,146	1,051	407	204

Total	2,820	1,983	2,076	7,849	5,778	3,164	1,762

27.          Financial result

The financial results occurred in the periods, recorded by nature and competence, are as follows:

	Consolidated					Parent Company
	Three-month period ended (unaudited)			Year ended		Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010

Financial expenses
Interest	(688)	(595)	(608)	(2,403)	(2,155)	(2,227)	(2,042)
Labor, tax and civil contingencies	(23)	(37)	(38)	(69)	(282)	(53)	(261)
Derivatives	(171)	(1,365)	(27)	(1,704)	(305)	(1,123)	(1)
Monetary and exchange rate variation (a)	(486)	(4,371)	(604)	(5,269)	(2,822)	(4,201)	(1,834)
Stockholders’ debentures	(222)	(71)	(471)	(380)	(849)	(380)	(849)
IOF	(13)	(3)	(16)	(22)	(137)	(9)	(57)
Others	(100)	(693)	(556)	(1,426)	(1,367)	(559)	(531)
	(1,703)	(7,135)	(2,320)	(11,273)	(7,917)	(8,552)	(5,575)
Financial income
Related parties	3	—	—	7	1	14	73
Short-term investments	210	261	165	1,041	434	724	210
Derivatives	231	391	820	1,765	1,341	1,051	1,171
Monetary and exchange rate variation (b)	28	301	696	1,640	3,117	1,133	2,025
Others	80	53	164	197	261	36	475
	552	1,006	1,845	4,650	5,154	2,958	3,954
Financial results, net	(1,151)	(6,129)	(475)	(6,623)	(2,763)	(5,594)	(1,621)

Summary of Monetary and exchange rate
Cash and cash equivalents	1	2	(76)	(2)	(192)	—	(16)
Loans and financing	(119)	(1,452)	413	(1,254)	1,247	(791)	367
Related parties	—	—	—	—	—	72	1,174
Others	(340)	(2,620)	(245)	(2,373)	(760)	(2,349)	(1,334)
Net (a+b)	(458)	(4,070)	92	(3,629)	295	(3,068)	191

28.          Commitments

a)             Nickel project — New Caledonia

In connection with the Girardin Act tax — an advantaged lease financing arrangement sponsored by the French government, we provided guarantees to BNP Paribas for the benefit of the tax investors regarding certain payments due from VNC. We also committed that assets associated with the Girardin Act lease financing would be substantially complete by December 31, 2011. The French Government and tax investors agreed to postpone the deadline to December 31, 2012. A formal request for extension has been submitted to them. We believe the likelihood of the guarantee being called upon to be remote.

Sumic Nickel Netherlands B.V. (“Sumic”), a 21% stockholder of VNC, has a put option to sell to us 25%, 50%, or 100% of the shares they own of VNC if the defined cost of the initial nickel cobalt development project, as measured by funding provided to VNC, in natural currencies and converted to U.S. dollars at specified rates of exchange, in the form of Girardin Act lease financing, shareholder loans and equity contributions by shareholders to VNC, exceeded R$ 8.594 (US$4.6 billion) and an agreement cannot be reached on how to proceed with the project. On May 27, 2010 the threshold was reached. The put option discussion and decision period was stayed to January 1, 2012. We are currently in discussion with Sumic on their continued participation in VNC, and expect to reach a resolution during the second or third quarter of 2012.

In addition, in the course of our operations we have provided letters of credit and guarantees in the amount of R$ 869 (US$ 465) that are associated with items such as environmental reclamation, asset retirement obligation commitments, electricity commitments, community service commitments and export duties.

b)             Participative Debentures

At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that our pre-privatization stockholders, would participate in potential future benefits that might be obtained from exploiting our mineral resources.

A total of 388,559,056 debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed. In December 31, 2011 and 2010 the total amount of these debentures was R$ 2.496 and 2.140, respectively.

The debenture holders have the right to receive premiums, paid semiannually, equivalent to a percentage of net revenues from specific mine resources as set forth in the indenture. During 2011 we paid remuneration on these debentures of R$ 22.

c)              Operational lease

•              Railroad operations

The Company conducts part of railway operations using leases. This lease has a term of 30 years, renewable for another 30 years and expires in August 2026. It is classified as operational leasing for not having risks and benefits incidental to ownership of the asset just the obligation to pay rent for the asset. At the end of the lease the leased property will be returned to the lessor. In most cases, the Company’s management expects that in the normal course of business these contracts will be renewed.

The table below shows the minimum operating lease payments in the future of rail operations on 31 December 2011.

Rail Operations	Consolidated
2012	163
2013	163
2014	163
2015	163
2016	163
2017 onwards	1,621
2,436

•              Pelletize Operations

The table below shows the minimum operating lease payments in the future of pelletize operations on 31 December 2011.

Pelletizing Operations	Consolidated
2012	123
2013	108
2014	43
2015	43
2016 onwards	120
437

The consolidated operational leasing expenses on rail operations on 31 December 2011 and in 2010 were R$ 163 and R$ 150, respectively and the consolidated operational leasing expenses of pelletizing operations on December31, 2011 and in 2010 were R$ 123 and R$ 178, respectively.

d)             Concession Contracts and Sub-concession

i.              Rail companies

The Company and certain group companies entered into with the Union, through the Ministry of Transport, concession agreements for exploration and development of public rail transport of cargo and leasing of assets for the provision of such services. The accounting records of grants and sub-concessions are presented in note 13.

Railroad	End of the concession period
Vitória a Minas e Carajás (direta) (*)	June 2027
Carajás (direta) (*)	June 2027
Malha Centro-Leste (indireta via FCA)	August 2026
Malha Sudeste (indireta via MRS)	December 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

(*) Concessions is not onerous.

The grant shall be terminated with the completion of one of the following events: termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

The concessions, sub-concessions and leasing of the subsidiaries companies are recorded in the concept of operational lease and present the following:

	FNS		FCA	MRS
Total number of plots	3		112	118
Periodicity of payments		(*)	Trimestral	Trimestral
Update index	IGP-DI FGV		IGP-DI FGV	IGP-DI FGV
Plots paid		(**)	54	58
Plots updated value
Concession	—		2	3
Leasing	—		31	48

(*) In accordance with the delivery of each stretch of the railway

(**) Two plots have been paid. The third plot had just 80% paid; the 20% they left is to cover existing railroad disputes.

ii.            Port

The Company has specialized port terminals, as follows:

Terminals	Location	Expiration of the concession term
Terminal of Tubarão, Praia Mole e Granéis Líquidos	Vitória - ES	2020
Terminal of Produtos Diversos	Vitória - ES	2020
Terminal of Vila Velha	Vila Velha - ES	2023
Terminal Marítimo de Ponta da Madeira - Píer I e III	S. Luiz - MA	2018
Terminal Marítimo de Ponta da Madeira - Píer II	S. Luiz - MA	2010 (*)
Terminal Marítimo Inácio Barbosa	Acarajú - SE	2012
Terminal of Ore Exportation- Porto de Itaguaí	Itaguaí - RJ	2021
Terminal Marítimo da Ilha Guaíba - TIG - Mangaratiba	Mangaratiba - RJ	2018

(*) The extension of the duration for 36 months until the date that of a new price bidding.

29.          Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions.

The balances of these related party transactions and their effect on financial statements may be identified as follows:

	Consolidated
	Assets
	December 31, 2011		December 31, 2010
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	5	—	1	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	162	—	216	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	1	—	—	—
Korea Nickel Corporation	—	—	20	—
MRS Logistica S.A.	8	—	1	—
Norsk Hydro ASA	—	868	—	—
Samarco Mineração S.A.	38	6	44	6
Others	104	99	189	92
Total	318	973	471	98

Current	318	69	471	90
Non-current	—	904	—	8
Total	318	973	471	98

	Consolidated
	Liabilities
	December 31, 2011		December 31, 2010
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	19	—	25	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	5	—	5	1
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	149	—	245	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	8	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	1	10	9	10
Minas da Serra Geral	8	—	8	—
Mineração Rio do Norte S.A.	—	—	25	—
MRS Logistica S.A.	14	—	8	—
Norsk Hydro ASA	—	149	—	—
Mitsui & CO, LTD	69	—	101	—
Others	45	103	118	16
Total	310	262	552	27

Current	310	32	552	24
Non-current	—	230	—	3
Total	310	262	552	27

	Parent Company
	Assets
	December 31, 2011		December 31, 2010
	Customers	Related parties	Customers	Related parties
ALUNORTE - Alumina do Norte do Brasil S.A.	1	1	2	18
Baovale Mineração S.A.	10	3	2	3
Biopalma da Amazônia S.A.	—	349	—	—
Companhia Portuária Baía de Sepetiba - CPBS	3	—	1	6
CVRD OVERSEAS Ltd.	—	—	1,244	—
Ferrovia Centro - Atlântica S.A.	6	36	50	44
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	329	—	438	—
Minerações Brasileiras Reunida S.A. - MBR	18	555	4	677
Minerações Corumbaense Reunida S.A.	139	80	—	362
MRS Logistica S.A.	15	29	1	21
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	1	—	—	—
Salobo Metais S.A.	20	5	7	5
Samarco Mineração S.A.	75	13	88	13
Vale International S.A.	14,271	1,705	15,614	1,553
Vale Manganês S.A.	44	—	32	182
Vale Mina do Azul S.A.	—	47	—	—
Vale Operações Ferroviárias	135	11	—	—
Vale Potássio Nordeste	45	—	—	—
Others	137	173	275	175
Total	15,249	3,007	17,758	3,059

Current	15,249	2,561	17,758	1,123
Non-current	—	446	—	1,936
Total	15,249	3,007	17,758	3,059

	Parent Company
	Liabilities
	December 31, 2011		December 31, 2010
	Suppliers	Related parties	Suppliers	Related parties
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	15	—
Baovale Mineração S.A.	37	—	51	—
Companhia Portuária Baía de Sepetiba - CPBS	58	—	28	—
CVRD OVERSEAS Ltd.	—	—	—	217
Ferrovia Centro - Atlântica S.A.	19	—	19	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	9	—	9	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	303	—	500	—
Minerações Brasileiras Reunidas S.A. - MBR	44	—	32	271
MRS Logistica S.A.	37	—	25	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	2	21	18	21
Vale International S.A.	8	33,582	4	32,412
Vale Mina do Azul S.A.	152	—	—	—
Vale Potássio Nordeste	37	—	—	—
Mitsui & CO, LTD	69	—	101	—
Others	99	10	199	2
Total	874	33,613	1,001	32,923

Current	874	4,959	1,001	5,326
Non-current	—	28,654	—	27,597
Total	874	33,613	1,001	32,923

	Consolidated
	Income
	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Baovale Mineração S.A.	—	—	1	2	8
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	136	159	198	586	386
Log-in S.A.	1	5	2	10	10
MRS Logistica S.A.	4	4	3	15	16
Samarco Mineração S.A.	85	109	96	403	360
Others	4	62	8	259	12
Total	230	339	309	1,275	792

	Consolidated
	Cost / Expense
	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Baovale Mineração S.A.	5	4	5	20	18
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	27	13	20	83	103
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	212	125	277	686	477
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	24	35	28	122	40
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	22	33	30	123	67
Mineração Rio do Norte S.A.	—	—	59	18	165
Mitsui & Co Ttd	62	79	103	245	181
MRS Logistica S.A.	174	210	179	735	610
Others	6	3	3	19	37
Total	532	502	703	2,051	1,698

	Consolidated
	Financial
	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	1	—	1
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	3	(2)	3
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	1	—	1
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	1	—	1
MRS Logistica S.A.	—	—	49	—	33
Others	19	(99)	(1)	(120)	3
Total	19	(99)	54	(122)	42

	Parent Company
	Income
	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
ALBRAS - Alumínio Brasileiro S.A.	—	—	127	31	159
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	188	1	284
Baovale Mineração S.A.	—	—	10	3	16
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	271	314	653	1,163	828
CVRD Overseas Ltd.	—	—	4,234	—	6,511
Ferrovia Centro - Atlântica S.A.	41	58	151	195	196
Ferrovia Norte Sul S.A.	4	2	13	12	13
Vale Canada Limited	5	7	8	17	8
MRS Logistica S.A.	6	5	16	21	22
Samarco Mineração S.A.	166	213	497	788	719
Vale Energia S.A.	13	—	1	13	1
Vale International S.A.	15,367	16,178	23,810	57,026	36,418
Vale Manganês S.A.	—	23	73	68	93
Vale Operações Ferroviárias	156	90	—	246	—
Vale Mina do Azul S.A.	21	—	—	21	—
Minerações Brasileiras Reunidas S.A. - MBR	1	—	—	1	—
Outras	4	19	70	35	78
Total	16,053	16,910	29,851	59,642	45,345

	Parent Company
	Cost / Expense
	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	115	28	151
Baovale Mineração S.A.	10	10	27	40	36
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	55	27	77	166	206
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	431	254	861	1,397	1,141
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	49	71	74	249	88
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	45	67	102	251	263
Companhia Portuária Baia de Sepetiba - CPBS	61	81	221	296	310
Mitsui & Co Ltd	62	79	103	245	181
MRS Logistica S.A.	302	355	774	1,254	1,035
Vale Energia S.A.	53	46	303	162	435
Vale Mina do Azul S.A.	119	—	—	119	—
Minerações Brasileiras Reunidas S.A. - MBR	496	—	—	496	—
Outras	44	131	55	371	97
Total	1,726	1,122	2,711	5,076	3,943

	Parent Company
	Financial
	Three-month period ended (unaudited)			Year ended
	December 31, 2011	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010
ALUNORTE - Alumina do Norte do Brasil S.A.	—	—	(1)	5	(1)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	2	—	2
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	11	(4)	2
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	2	—	2
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	2	—	2
CVRD Overseas Ltd.	—	—	(19)	—	(108)
Ferrovia Centro - Atlântica S.A.	—	14	5	1	10
Vale Canada Limited	15	21	43	31	43
MRS Logistica S.A.	—	—	75	—	71
Vale Energia S.A.	—	—	—	—	—
Vale International S.A.	(248)	(161)	(1,608)	(988)	(458)
Sociedad Contractual Minera Tres Valles	(1)	4	—	4	—
Mineração Corumbaense Reunida S.A.	(14)	7	—	(7)	—
Biopalma da Amazonia S.A.	47	—	—	47	—
Vale Overseas	—	—	—	25	—
Outras	—	14	11	13	19
Total	(200)	(102)	(1,479)	(873)	(415)

Additionally we have loans payable to Banco Nacional de Desenvolvimento Social and BNDES Participações S.A in the amounts of R$ 5,760 and R$ 1,686 respectively, accruing interest at market rates, which fall due through 2029. The operations generated interest expenses of R$ 231 and R$ 96. We also maintain cash equivalent balances with Banco Bradesco S.A. in the amount of R$ 37 in December 31, 2011. The effect of these operations in results was R$ 123.

Remuneration of key management personnel:

	December 31, 2011	December 31, 2010
Short-term benefits:	84	56
Wages or pro-labor	19	17
Direct and indirect benefits	36	18
Bonus	29	21

Long-term benefits:
Based on stock	22	30
	22	30
Termination of position	90	4
	197	90

30          Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antonio Henrique Pinheiro Silveira
Oscar Augusto de Camargo Filho	Arnaldo José Vollet
Paulo Soares de Souza
Renato da Cruz Gomes	Alternate
Robson Rocha	Cícero da Silva
Nelson Henrique Barbosa Filho	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate
Executive Officers
Eduardo de Oliveira Rodrigues Filho
Estáquio Wagner Guimarães Gomes	Murilo Pinto de Oliveira Ferreira
Deli Soares Pereira	Chief Executive Officer
Hajime Tonoki
João Moisés de Oliveira	Vânia Lucia Chaves Somavilla
Luiz Carlos de Freitas	Executive Officer of Human Resources, Health and Safety, Sustainability, Energy and Corporate Affairs
Marco Geovanne Tobias da Silva
Paulo Sergio Moreira da Fonseca
Raimundo Nonato Alves Amorim	Tito Botelho Martins
Sandro Kohler Marcondes	Chief Financial Officer and Executive Director of Finance, Investor Relations, Procurement and Shared Services

Advisory Committees of the Board of Directors
Eduardo de Salles Bartolomeo
Controlling Committee	Executive Officer of Fertilizer and Coal Operations and Marketing
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	José Carlos Martins
Paulo Roberto Ferreira de Medeiros	Executive Officer of Ferrous Minerals Operations and Marketing

Executive Development Committee	Galib Abrahão Chaim
João Moisés de Oliveira	Executive Officer of Exploration and Projects
José Ricardo Sasseron
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Officer of Logistics and Mineral Exploration
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Luciano Galvão Coutinho	Executive Officer of Base Metals Operations and Marketing
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Ricardo José da Costa Flores	Marcus Vinicius Dias Severini
Chief Officer of Accounting and Control Department
Finance Committee
Tito Botelho Martins	Vera Lucia de Almeida Pereira Elias
Eduardo de Oliveira Rodrigues Filho	Chief Accountant
Luciana Freitas Rodrigues	CRC-RJ - 043059/O-8
Luiz Maurício Leuzinger

Additional information

(unaudited)

Social Report

The Company presents its annual social and sustainability reports, which reaffirms the commitment to strategically enhance the sustainable development by the global guidelines. The Sustainable Development Policy of the Company aims to build a legacy of social, economic and environmental development in regions where we act, using the pillars of Sustainable Operator, Local Development Catalyst and Global Agent of Sustainability. Within these principles and guidelines, the Company publishes a social report which shows social and environmental indicators, functional quantitative and relevant information about the corporate citizenship. The information presented was obtained through the auxiliary registers and certain management information of the Company, the direct and indirect subsidiaries and jointly controlled companies.

	Consolidated		Parent Company
	2011	2010	2011	2010
Basis of calculation
Gross revenue	103,195	83,225	66,082	51,386
Operating income before financial result
and equity in results of affiliates, joint ventures and other investments	53,139	40.490	49,831	29.984

Gross remuneration	5,285	4.544	3,444	2.650

	Value	Payroll	Net revenue	Value	Payroll	Net revenue	Value	Payroll	Net revenue	Value	Payroll	Net revenue
Labor indicators
Feed	471	9%	0%	373	8%	1%	418	12%	1%	323	12%	1%
Mandatory social security	1,296	25%	1%	1,056	23%	3%	958	28%	1%	760	29%	3%
Transport	246	5%	0%	184	4%	0%	211	6%	0%	159	6%	1%
Private pensions plans	369	7%	0%	267	6%	1%	180	5%	0%	119	4%	0%
Health	546	10%	1%	481	11%	1%	278	8%	0%	227	9%	1%
Education	193	4%	0%	140	3%	0%	151	4%	0%	99	4%	0%
Daycare center	5	0%	0%	3	0%	0%	5	0%	0%	3	0%	0%
Profit sharing	1,556	29%	2%	842	19%	2%	1,342	39%	2%	778	29%	3%
Others benefits	147	3%	0%	121	3%	0%	135	4%	0%	98	4%	0%
	4,828	91%	5%	3,467	77%	8%	3,678	107%	6%	2,566	97%	9%
Total - Labor indicators

		% over			% over			% over			% over
	Value	Operating income	Net revenue	Value	Operating income	Net revenue	Value	Operating income	Net revenue	Value	Operating income	Net revenue
Social indicators
Taxes (excluding social charges)	9,131	17%	9%	9543	24%	11%	8,903	18%	13%	9035	30%	17%
Deferred taxes	(1,103)	-2%	-1%	-1725	-4%	-2%	(961)	-2%	-1%	-1582	-5%	-3%
Investments in citizenship	783	1%	1%	690	2%	1%	689	1%	1%	618	2%	1%
Projects and social actions	631	1%	1%	490	1%	1%	543	1%	1%	421	1%	1%
Culture	128	0%	0%	173	0%	0%	122	0%	0%	172	1%	0%
Native communities	24	0%	0%	27	0%	0%	24	0%	0%	25	0%	0%
Environmental investments	8,811	17%	9%	8508	22%	10%	8,631	17%	13%	8071	27%	16%

Total - Social indicators	1,744	3%	2%	9.779	3%	2%	1,220	2%	2%	626	2%	1%

Indicators of workforce
Total of employees at end of year			79,646			70.785			48,485			41.111
Total of admissions during the year			16,336			12.312			—			6.494

The social and environmental projects developed by the company were defined by:		Directors	(X)	Directors and managers	(X)	All employees
The standards of safety and cleanliness in the workplace were defined by:		Directors and managers		All employees	(X)	Everyone + CIPA
Concerning freedom of association, the right to collective bargaining and internal representation of (the) employee (s), the company:		Don’t get involved		Follows the ILO standards	(X)	Encourages and follows the ILO
The pension plan covers:	(X)	Directors	(X)	direção e gerências	(X)	All employees
The share of profits or results includes:	(X)	Directors	(X)	direção e gerências	(X)	All employees
In selecting suppliers, the same ethical and social responsibility standards adopted by the company:		It isn’t considered		It’s suggested	(X)	It’s required
Regarding the participation of employees in volunteer work, the company:		Don’t get involved	(X)	Supports	(X)	Organize and encourage

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: February 15, 2012		Roberto Castello Branco
Director of Investor Relations